FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

American Home Mortgage Securities LLC	**0001277605**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June 20, 2005 Series 2005-2	**333-121581**

Name of Person Filing the Document
(If Other than the Registrant)

05059083

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN HOME MORTGAGE SECURITIES LLC

By: ______________________

Name: Alan Horn

Title: Executive Vice President

Dated: June 24, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

American Home Mortgage

$[1,408,243,000]

American Home Mortgage Investment Trust 2005-2 Mortgage Backed Notes, Series 2005-2, Group V

American Home Mortgage Securities LLC
Depositor

American Home Mortgage Servicing, Inc.
RMBS Servicer

Wells Fargo Bank, N.A.
RMBS Master Servicer/Securities Administrator

Lehman Brothers Inc.
Bear, Stearns & Co. Inc.
UBS Investment Bank
Greenwich Capital Markets, Inc.
Goldman, Sachs & Co.
Underwriters

All Statistical Information based upon Information as of May 26, 2005.

COMPUTATIONAL MATERIALS DISCLAIMER

This report is based on information provided by American Home Mortgage. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information contained herein is preliminary as of the date hereof, supersedes information contained in any prior materials relating to these securities and is subject to change, completion, or amendment from time to time. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials"), which have been prepared by UBS Securities LLC ("UBS") in reliance upon information furnished by the Seller and Servicer. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS REPORT IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

$[1,408,243,000]
American Home Mortgage Securities, LLC
Mortgage Backed Notes, Series 2005-2, Group V

Class	Approx. Size ($) (1)	Rating S&P/Moodys (2)	Initial CE% (3)	Note Interest Rate	WALs (7)	Collateral	Note Type
			Group V Offered Notes				
V-A-1	$133,112,000	AAA/Aaa	[6.80%]	FIXED (4)	6.44	Fixed Rate	Group V Senior/NAS(8)
V-A-2	$594,359,000	AAA/Aaa	[6.80%]	LIBOR (5)	1.25	Fixed Rate	Group V Senior
V-A-3	$262,211,000	AAA/Aaa	[6.80%]	FIXED (4)	3.00	Fixed Rate	Group V Senior
V-A-4	$341,439,000	AAA/Aaa	[6.80%]	FIXED (4)	6.35	Fixed Rate	Group V Senior
V-M-1	$16,424,000	AA+/Aa1	[5.65%]	LIBOR (6)	5.68	Fixed Rate	Group V Sub.
V-M-2	$16,424,000	AA+/Aa2	[4.50%]	LIBOR (6)	5.68	Fixed Rate	Group V Sub.
V-M-3	$9,283,000	AA/Aa3	[3.85%]	LIBOR (6)	5.68	Fixed Rate	Group V Sub.
V-M-4	$19,281,000	Aa/NR	[2.50%]	LIBOR (6)	5.68	Fixed Rate	Group V Sub.
V-M-5	$15,710,000	A/NR	[1.40%]	LIBOR (6)	5.65	Fixed Rate	Group V Sub.
			Non-Offered Securities				
V-B	$15,000,551	BBB/NR	[0.35%]	LIBOR (6)	N/A	Fixed Rate	Group V Sub.
N	Notional	Information Not Provided					NIM
Trust Cert	Notional						Trust Certificate

(1) Subject to a permitted variance of +/- 10% in aggregate

(2) Rating levels are subject to final approval

(3) Initial credit enhancement for the Notes includes overcollateralization which will initially equal [0.35%]. The OC target amount for the Group V Notes will equal 0.35% of the Cut-Off Date principal balance of the related mortgage loans plus the related pre-funded amount.

(4) The Note Interest Rate for the Class V-A-1, Class V-A-3 and Class V-A-4 Notes will be a 30/360 fixed rate equal to [4.780]%, [4.789]% and [5.171]% respectively, subject to the related Available Funds Rate described herein. On the first payment date after the first possible Optional Termination Date, the Note Interest Rate for the Class V-A-1, Class V-A-3 and Class V-A-4 Notes will be increased by 0.50%.

(5) The Note Interest Rate for the Class V-A-2 Notes will be an actual/360 floating rate based on the lesser of (i) One-Month LIBOR plus [tbd]%, and (ii) a maximum note interest rate of [10.00%] subject to the related Available Funds Rate described herein. On the first payment date after the first possible Optional Termination Date, the margin for the Class V-A-2 Notes will increase to 2 times the original margin.

(6) The Note Interest Rate for the Class V-M-1 Notes, Class V-M-2 Notes, Class V-M-3 Notes, Class V-M-4 Notes and Class V-M-5 (together, the "Class V-M Notes") and the Class V-B Notes will be an actual/360 floating rate based on the lesser of (i) One-Month LIBOR plus [tbd]%, [tbd]% , [tbd]%, [tbd]%, [tbd]% and [tbd]%, respectively and (ii) a maximum note interest rate of [10.00%], each subject to the related Available Funds Rate described herein. On the first payment date after the first possible Optional Termination Date, the margin for the Class V-M Notes and Class V-B Notes will increase to 1.5 times the original margin.

(7) WALs are calculated at the pricing speed to the 10% Optional Termination. Pricing Speed is 8% CPR ramping to 24% CPR over the first 12 distribution dates and then 24% CPR thereafter.

(8) The Class V-A-1 Notes will not receive accelerated payments of principal to the same extent as the other senior notes because principal distributions with respect to such class will not be made until July 2008, unless the other Class V-A Notes are retired prior to that date.

COLLATERAL DESCRIPTION

- Conventional, one- to four-family fixed-rate loans secured by first liens on residential mortgage properties as briefly described in the table below and as more fully described in Exhibit V attached hereto.
- Approximately 77.77% of the mortgage loans in Loan Group V have "conforming" balances. However, some of these loans may have been underwritten in accordance with underwriting standards which are primarily intended to provide single family "non-conforming" mortgage loans. A "non-conforming" mortgage loan means a mortgage loan which is ineligible for purchase by Fannie Mae or Freddie Mac due to either credit characteristics of the related mortgagor or documentation standards in connection with the underwriting of the related mortgage loan that do not meet the Fannie Mae or Freddie Mac underwriting guidelines for "A" credit borrowers. For a description of the underwriting standards under which the mortgage loans were originated, refer to the section titled "Mortgage Loan Origination – Underwriting Guidelines" in the prospectus supplement.
- The mortgage loans were originated by American Home. American Home Mortgage Investment Corp. and, together with its wholly-owned subsidiaries, collectively referred to as American Home, is primarily engaged in the business of originating and servicing residential mortgage loans.
- Approximately 4.71% of the mortgage loans in Loan Group V have a loan-to-value ratio greater than 80%.
- Approximately 0.25% of the mortgage loans in Loan Group V have an loan-to-value greater than 80% and do not have MI.
- As of the Cut-Off Date, none of the mortgage loans in Loan Group V will be greater than 30-days delinquent.
- Approximately 42.98% of the mortgage loans in Loan Group V provide for a period of interest only payments before they convert to fully amortizing.

LOAN GROUP DESCRIPTION

- Group V – *Fixed Rate Mortgages*

Loan Description	% of Pool	Gross WAC (%)	Net WAC (%)	WALA (mos.)	Orig Term	Avg Bal ($)
Non Conforming 15 Yr Fixed Non IO	0.666	6.212	5.962	1	180	425,746.64
Non Conforming 30 Yr Fixed Non IO	10.212	6.532	6.282	1	360	471,630.10
Non Conforming 30 Yr Fixed 5 Year IO	11.351	6.628	6.378	1	360	524,236.81
Conforming 15 Yr Fixed Non IO	2.487	6.135	5.885	1	180	125,276.77
Conforming 30 Yr Fixed Non IO	43.656	6.519	6.269	1	360	152,934.00
Conforming 30 Yr Fixed 5 Year IO	31.629	6.486	6.236	1	360	175,521.53
Group 5 Totals:	**100.000**	**6.511**	**6.261**	**1**	**354**	**188,547.30**

SUMMARY OF TERMS

Depositor:	American Home Mortgage Securities LLC.
RMBS Servicer/Securities Administrator:	Wells Fargo Bank, N.A.
RMBS Servicer:	American Home Mortgage Servicing, Inc.
Underwriters:	Lehman Brothers Inc. (lead manager), Bear, Stearns & Co. Inc., UBS Investment Bank, Greenwich Capital Markets, Inc. and Goldman, Sachs & Co. (co-managers).
Custodian:	Deutsche Bank National Trust Company.
Indenture Trustee:	Deutsche Bank National Trust Company.
Owner Trustee:	M&T Bank
Rating Agencies:	Standard & Poor's and Moody's Investors Service.
Cut-off Date:	June 1, 2005
Statistical Cut-off Date:	May 26, 2005
Expected Settlement Date:	June [22], 2005
Expected Pricing Date:	June [16], 2005
Payment Date:	25th day of each month (or the next business day), commencing July 25, 2005.
Final Scheduled Payment Date:	[July 25, 2035]
Optional Clean-Up Call:	The holder of a majority percentage interest in the trust certificates may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the Mortgage Loans is reduced to 10% of the aggregate principal balance of the Mortgage Loans in Groups I-IV and Group V as of the Cut-off Date plus amounts on deposit in the related prefunding accounts as of the Closing Date. In addition, the holder of a majority percentage interest in the trust certificates may repurchase each of the Group 1-IV mortgage loans and Group V mortgage loans, separately, when each such group is reduced to 10% of the aggregate principal balance of the Mortgage Laons in Groups I-IV and Group V, respectively as of the Cut-Off Date plus amounts on deposit in the related prefunding account as of the Closing Date as provided for in the prospectus supplement.
Group V Prefunding Account:	On the Closing Date cash in the estimated amount of approximately $[ ] will be deposited into the Group V Prefunding Account, but in no case more than 25% of the total mortgage loan group as of the Cut-Off Date including such prefunding amounts. Amounts on deposit in the Prefunding Account will be used to purchase additional related mortgage loans during the period ending no later than September 30, 2005 (the "Pre-Funding Period"). Any balance remaining in the Group V Prefunding Account after the end of the Pre-Funding Period will be distributed as principal to the Class V-A Notes on the following Distribution Date.
Group V Interest Coverage Account:	On the Closing Date, Cash in the estimated amount of approximately $[ ] will be deposited into the Group V Interest Coverage Account. Amounts in the Interest

	Coverage Account will be used to cover shortfalls in the amounts of interest generated by the mortgage loans in loan group V attributable to the pre-funding feature.
Registration:	The Offered Notes will be available in book-entry form through DTC.
Offered Notes:	The Class V-A-1, Class V-A-2, Class V-A-3, Class V-A-4, Class V-M-1, Class V-M-2, Class V-M-3, Class V-M-4 and Class V-M-5 Notes are referred to herein as the "Offered Notes".
Denominations:	The Offered Notes are issuable in minimum denominations of an original amount of $25,000 and multiples of $1 in excess thereof.
Federal Tax Treatment:	The Offered Notes will be characterized as debt for federal income tax purposes.
ERISA Considerations:	The Offered Notes generally may be purchased by, on behalf of, or with plan assets of, a Plan, if a prohibited transaction class exemption, based on the identity of the fiduciary making the decision to acquire such Notes on behalf of the Plan or the source of funds for such acquisition, is applicable to the acquisition, holding and transfer of the Offered Notes.
SMMEA Eligibility:	The Offered Notes will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.
P&I Advances:	The RMBS Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the RMBS Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Notes and are not intended to guarantee or insure against losses.
Net Mortgage Rate:	On any mortgage loan, the then applicable mortgage rate thereon minus the applicable Servicing Fee Rate.
Servicing Fee:	With respect to each mortgage loan and any payment date, the fee payable to the RMBS Servicer in respect of servicing compensation that accrues at an annual rate equal to the related servicing fee rate multiplied by the stated principal balance of such mortgage loan as of the first day of the related Due Period.
Servicing Fee Rate:	0.25%

Accrual Period:	The "Accrual Period" for all of the Class V-A-2, Class V-M and Class V-B Notes will be the period from and including the preceding payment date (or from the Closing Date with respect to the first payment date) to and including the day prior to the current payment date. The "Accrual Period" for the Class V-A-1, Class V-A-3 and Class V-A-4 Notes will be the calendar month preceding the month in which the payment date occurs, beginning in June 2005. The Securities Administrator will calculate interest on the Class V-A-2, Class V-M and Class V-B Notes on an actual/360 basis. The Securities Administrator will calculate interest on the Class V-A-1, Class V-A-3 and Class V-A-4 Notes on a 30/360 basis.
Credit Enhancement for the Group V Notes	Subordination (includes initial OC): Initially, [6.80]% for the Class V-A Notes, [5.65]% for the Class V-M-1 Notes, [4.50]% for the Class V-M-2, [3.85%] for the Class V-M-3 Notes, [2.50%] for the Class V-M-4, [1.40%] for the Class V-M-5 and 0.35% for the Class V-B Notes.

Overcollateralization ("OC")

Initial (% Orig.)	0.35%
OC Target (% Orig.)	0.35%
Stepdown (% Current)	None
OC Floor (% Orig.)	0.35%

Excess spread, which will initially be equal to approximately [ ] bps per annum (before losses) as of the Cut-off Date, is expected to be available to cover losses on the Group V Notes and to replenish OC as needed.

Available Funds	For any Payment Date and with respect to loan group V, an amount that generally includes (1) all previously undistributed principal and interest portions of scheduled payments, principal prepayments and the principal and interest portions of net liquidation proceeds, (2) any monthly advances and compensating interest payments made by the RMBS Master Servicer or RMBS Servicer for such Payment Date in respect of the Group V mortgage loans, (3) any amounts reimbursed by the RMBS Master Servicer in connection with losses on certain eligible investments, (4) amounts transferred from the Group V Interest Coverage Account and, at the end of the Funding Period, any excess amounts transferred from the Group V Pre-Funding Account and (5) interest earned on amounts on deposit in the Group V Pre-Funding Account, net of (x) fees payable to, and amounts reimbursable to, the RMBS Master Servicer, the RMBS Servicer, the Securities Administrator, the Indenture Trustee and the Custodian and (y) investment earnings on amounts on deposit in the master servicer collection account and the Payment account.
Accrued Note Interest:	For any Payment Date and each class of Notes, interest accrued during the related accrual period at the then-applicable Note Interest Rate on the related note principal balance thereof immediately prior to such Payment Date, plus any Accrued Note Interest remaining unpaid from any prior Payment Date with interest thereon at the related Note Interest Rate.

Available Funds Rate:	On any Payment Date and any class of Class V-A, Class V-M and Class V-B Notes, the per annum rate equal to the (a) the weighted average (as described below) of (1) the weighted average of the Net Mortgage Rates of the Mortgage Loans in loan group V included in the trust as of the end of the prior Due Period, and (2) the amount of interest earned on amounts on deposit in the Group V Pre-Funding Account from the prior Payment Date to the current Payment Date, expressed as a percentage of the Pre-Funded Amount at the end of the prior Due Period and converted to a per annum rate, weighted on the basis of the Pre-Funded Amount as of the end of the related Due Period, times (b) in the case of the V-A-2, Class V-M and Class V-B Notes, a fraction equal to (x) 30 divided by (y) the number of days in the related Accrual Period and times (c) the Adjustment Fraction. The weighted average of clauses (1) and (2) above shall be weighted on the basis of the aggregate Stated Principal Balance of the Group V mortgage loans as of the beginning of the related Due Period and the aggregate amount on deposit in the Group V Pre-Funding Account, respectively.
Adjustment Fraction:	For any Payment Date with respect to the Class V-A, Class V-M and Class V-B Notes, a fraction, (x) the numerator of which is the aggregate Stated Principal Balance of the Group V Loans at the beginning of the related Due Period, and (y) the denominator of which is the aggregate Note Principal Balance of the Class V-A, Class V-M and Class V-B Notes immediately prior to that Payment Date.
Principal Remittance Amount:	For any Payment Date and loan Group V, the sum of (a) the principal portion of all scheduled monthly payments on the Group V mortgage loans on the related due date, (b) the principal portion of all proceeds of the repurchase of a mortgage loan group V (c) any amount remaining on deposit in the Prefunding Account at the end of the Prefunding Period and (d) the principal portion of all other unscheduled collections received during the preceding calendar month in respect of the Group V mortgage loans. In addition, the Group V Principal Distribution Amount shall be reduced to the extent the Group V Overcollateralization Amount for exceeds the Group V Overcollateralization Target Amount, by the amount of such excess.
Group V Basic Principal Distribution Amount:	With respect to any Payment Date and loan group V, the lesser of (a) the excess of (i) the Group V Available Funds for such payment date over (ii) the aggregate amount of Accrued Note Interest for the Group V Notes for such payment date and (b) the related Principal Remittance Amount.
Group V Principal Distribution Amount:	For any Payment Date, the sum of (a) the Group V Basic Principal Distribution Amount and (b) the Group V Overcollateralization Increase Amount.
Group V Net Monthly Excess Cashflow:	For any Payment Date, the sum of (1) the excess of (x) the Group V Available Funds for such Payment Date over (y) the sum for such Payment Date of (a) the aggregate amount of Accrued Note Interest for the Group V Notes and (b) the aggregate Principal Remittance Amount used to make payments in respect of the principal to the Group V Notes and (2) amounts payable from the Net Monthly Excess Cashflow from the Group I-IV Loans as provided in the indenture.

Group V Overcollateralization Increase Amount:	For any Payment Date, the lesser of (i) the Group V Net Monthly Excess Cashflow for such payment date and (ii) the excess, if any, of (a) the Group V Overcollateralization Target Amount over (b) the Group V Overcollateralization Amount on such payment date after taking into account payments to the Group V Notes of the Group V Basic Principal Distribution Amount on such Payment Date.
Group V Overcollateralization Amount:	For any Payment Date, the amount, if any, by which (i) the aggregate principal balance of the Group V mortgage loans and the Group V Prefunded Amount exceeds (ii) the aggregate note principal balance of the Group V Notes as of such payment date.
Group V Overcollateralization Target Amount and Overcollateralization Floor:	0.35% of the Cut-off Date Balance of the Group V mortgage loans, including amounts in the Group V Prefunding Account as of the Closing Date.
Basis Risk Shortfall Carryforward Amount and Net WAC Shortfall Carryforward Amount:	For any Payment Date for the Class V-A-1, Class V-A-2, Class V-A-3, Class V-A-4, Class V-M-1, Class V-M-2, Class V-M-3, Class V-M-4, Class V-M-5 and Class V-B Notes, the sum of (A) the excess, if any, of (a) the Accrued Note Interest that would have been payable had the note interest rate for the related Notes been calculated at (i) the lesser of the LIBOR-based rate and the Maximum Rate with respect to the Class V-A-2, Class V-M-1, Class V-M-2, Class V-M-3, Class V-M-4, Class V-M-5 and Class V-B Notes or (ii) such class's fixed-rate with respect to the Class V-A-1, Class V-A-3 and Class V-A-4 Notes over (b) interest calculated at the Available Funds Rate plus (B) any such amounts remaining unpaid from prior payment dates with interest thereon at the Note Interest Rate for such payment date to the extent previously unreimbursed by related Net Monthly Excess Cashflow and in the case of the Class V-A-2 Notes, by the Class V-A-2 Cap Agreement.

Group V Stepdown Date: The later to occur of (x) the Payment Date occurring in July 2008 and (y) the first Payment Date on which the credit enhancement percentage for the Class V-A Notes (calculated for this purpose only after taking into account distributions of principal on the related Mortgage Loans, but prior to any distribution of the Group V Principal Distribution Amounts to the holders of the Group V Notes then entitled to distributions of principal on such Payment Date) is greater than or equal to approximately [13.60]%.

Group V Trigger Event: A "Group V Trigger Event," with respect to each Payment Date on or after the Stepdown Date, exists if the three-month rolling average of the percent equal to the sum of the aggregate Stated Principal Balances of the related mortgage loans that are 60 days or more delinquent or are in bankruptcy or foreclosure or are REO properties over the sum of the aggregate Stated Principal Balances of the related mortgage loans as of the last day of the related due period, equals or exceeds [50]% of the aggregate amount of the Class V-M and Class V-B Notes plus the Group V Overcollateralization Amount or if the Cumulative Loss Test has been violated.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Payment Date if the aggregate amount of realized losses for the Group V mortgage loans incurred since the Cut-off Date through the last day of the related Due Period divided by the sum of (A) the aggregate principal balance of the Group V mortgage loans plus (B) any amounts in the Group V Prefunding Account as of the Cut-Off Date exceeds the applicable percentages set forth below with respect to such Payment Date.

Payment Date:	Percentage
July 2008 through June 2009:	[1.75]%
July 2009 and thereafter:	[2.00]%

Priority of Payments:

Payments on the Notes will be made on the 25th day of each month (or next business day) from Available Funds. Available Funds for loan group V will be distributed according to the following priority:

Available Funds:

On each Payment Date, payments on the Notes, to the extent of the Group V Available Funds, will be made according to the following priority:

Group V Interest Payments

1) From Group V Available Funds, concurrently, to the holders of the Class V-A Notes, pro rata, the related Accrued Note Interest and any related Unpaid Interest Shortfall;
2) From remaining Group V Available Funds, to the holders of the Class V-M-1 Notes, the Accrued Note Interest for such class;
3) From remaining Group V Available Funds, to the holders of the Class V-M-2 Notes, the Accrued Note Interest for such class;
4) From remaining Group V Available Funds, to the holders of the Class V-M-3 Notes, the Accrued Note Interest for such class;
5) From remaining Group V Available Funds, to the holders of the Class V-M-4 Notes, the Accrued Note Interest for such class;
6) From remaining Group V Available Funds, to the holders of the Class V-M-5 Notes, the Accrued Note Interest for such class;
7) From remaining Group V Available Funds, to the holders of the Class V-B Notes, the Accrued Note Interest for such class; and
8) Any remainder (to the extent not included as part of the Group V Principal Distribution Amount) to be included as Group V Net Monthly Excess Cashflow as described below.

Group V Principal Distributions:

Prior to the Group V Stepdown Date or on which a Group V Trigger Event is in effect:

1) From the Group V Principal Distribution Amount,
   a) To the Class V-A-1 Notes, the Class V-A-1 Priority Amount, until the Note Principal Balance of such class has been reduced to zero
   b) Any remaining Group V Principal Distribution Amount will be distributed to the Class V-A-2, Class V-A-3, Class V-A-4 and Class V-A-1 Notes, sequentially, in that order, until the Note Principal Balances thereof have been reduced to zero.
2) To the holders of the Class V-M-1, Class V-M-2, V-M-3, V-M-4 and V-M-5 and Class V-B Notes, sequentially, from the remaining Group V Principal Distribution Amount, until the Note Principal Balance of such class has been reduced to zero;
3) As part of Group V Net Monthly Excess Cashflow as described below.

On or after the Group V Stepdown Date on which a Group V Trigger Event is not in effect:

1) From the Class V-A Principal Distribution Amount,
   a) To the Class V-A-1 Notes, the Class V-A-1 Priority Amount, until the Note Principal Balance of such class has been reduced to zero
   b) Any remaining Group V Principal Distribution Amount will be distributed to the Class V-A-2, Class V-A-3, Class V-A-4 and Class V-A-1 Notes, sequentially, in that order, until the Note Principal Balances thereof have been reduced to zero.
2) To the holders of the Class V-M-1 Notes, Class V-M-1 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
3) To the holders of the Class V-M-2 Notes, Class V-M-2 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
4) To the holders of the Class V-M-3 Notes, Class V-M-3 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
5) To the holders of the Class V-M-4 Notes, Class V-M-4 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
6) To the holders of the Class V-M-5 Notes, Class V-M-5 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
7) To the holders of the Class V-B Notes, Class V-B Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero; and
8) as part of Group V Net Monthly Excess Cashflow as described below.

Group V Net Monthly Excess Cashflow:

On Each Distribution Date, Group V Net Monthly Excess Cashflow will be distributed as follows:

1) to the holders of the Class V-A, Class V-M and Class V-B Notes in an amount equal to the Group V Overcollateralization Increase Amount, payable to such holders as part of the Group V Principal Distribution Amount in the same priority as described under "Group V Principal Distributions" above; to replenish the Group V Overcollateralization Amount;
2) From remaining Group V Net Monthly Excess Cashflow, to the Class V-M-1 Notes, any Unpaid Interest Shortfalls Amount and any Allocated Realized Loss Amount, in that order, on the Class V-M-1 Notes;
3) From remaining Group V Net Monthly Excess Cashflow, to the Class V-M-2 Notes, any Unpaid Interest Shortfalls Amount and any Allocated Realized Loss Amount, in that order, on the Class V-M-2 Notes;
4) From remaining Group V Net Monthly Excess Cashflow, to the Class V-M-3 Notes, any Unpaid Interest Shortfalls Amount and any Allocated Realized Loss Amount, in that order, on the Class V-M-3 Notes;
5) From remaining Group V Net Monthly Excess Cashflow, to the Class V-M-4 Notes, any Unpaid Interest Shortfalls Amount and any Allocated Realized Loss Amount, in that order, on the Class V-M-4 Notes;
6) From remaining Group V Net Monthly Excess Cashflow, to the Class V-M-5 Notes, any Unpaid Interest Shortfalls Amount and any Allocated Realized

Loss Amount, in that order, on the Class V-M-5 Notes;

7) From remaining Group V Net Monthly Excess Cashflow, to the Class V-B Notes, any Unpaid Interest Shortfalls Amount and any Allocated Realized Loss Amount, in that order, on the Class V-B Notes;
8) Concurrently, to the V-A Notes any Net WAC Shortfall Carryforward Amount or in the case of the Class V-A-2 Notes, Basis Risk Shortfall Carryforward Amount due to such class, pro rata, based on the amount of Net WAC Shortfall Carryforward Amount or Basis Risk Shortfall Carryforward Amount; and then to the Class V-M-1, Class V-M-2, Class V-M-3, Class V-M-4, Class V-M-5 and Class V-B Notes, in that order, any Basis Risk Shortfall Carryforward Amount for such notes;
9) To the Group I-IV Notes any crossable payments as provided in the indenture;
10) To the holders of the Class N Notes as provided in the indenture; and
11) To the holders of the Trust Certificates, as provided in the indenture and trust agreement.

Class V-A Principal Distribution Amount: For any applicable Payment Date on or after the Group V Stepdown Date as long as a Group V Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the Group V Principal Distribution Amount for such Payment Date and (B) an amount equal to the excess, if any, of (x) the aggregate Note Principal Balance of the classes of Class V-A Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) [86.40]% and (ii) the aggregate stated principal balance of the Group V mortgage loans as of the last day of the related due period and (B) the aggregate stated principal balance of the Group V mortgage loans as of the last day of the related due period minus the related OC Floor.

Class V-A-1 Priority Amount: For any Payment Date, the lesser of (i) the Note Principal Balance of the Class V-A-1 Notes immediately prior to such Payment Date and (ii) the product of (x)(A) with respect to any Payment Date prior to the Group V Stepdown Date or for which a Group V Trigger Event is in effect, the Group V Principal Distribution Amount, or (B) with respect to any Payment Date on or after the Group V Stepdown Date and for which Group V Trigger Event is not in effect, the Class V-A Principal Distribution Amount, (y) the Class V-A-1 Percentage and (z) the Class V-A-1 Shift Percentage.

Class V-A-1 Percentage: For any Payment Date, the lesser of (i) 100% and (ii) the percentage obtained by dividing (x) the Note Principal Balance of the Class V-A-1 Notes immediately prior to such date by (y) the aggregate Note Principal Balance of the Class V-A Notes immediately prior to such date.

Class V-A-1 Shift Percentage: For any Payment Date occurring prior to the 37th Payment Date (i.e., July 2008), will be 0%; for the 37th through 60th Payment Dates, 45%; for the 61st through 72nd Payment Dates, 80%; for the 73rd through 84th Payment Dates, 100%; and thereafter, 300%.

Class V-M-1 Principal Distribution Amount:	For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) any remaining Group V Principal Distribution Amount for that Payment Date after payment of the Class V-A Principal Distribution Amount and (B) the excess, if any, of (x) the sum of (1) the aggregate Note Principal Balance of the Class V-A Notes (after taking into account the payment of the Class V-A Principal Distribution Amount for such Payment Date) and (2) the Note Principal Balance of the Class V-M-1 Notes immediately prior to such Payment Date, over (y) the lesser of (a) the product of (i) approximately [88.70]% and (ii) the aggregate stated principal balance of the Group V mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the Group V mortgage loans as of the last day of the related due period minus the related OC Floor.
Class V-M-2 Principal Distribution Amount:	For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) any remaining Group V Principal Distribution Amount for that Payment Date after payment of the Class V-A Principal Distribution Amount and the Class V-M-1 Principal Distribution Amount and (B) the excess, if any, of (x) the sum of (1) the aggregate Note Principal Balance of the Class V-A Notes (after taking into account the payment of the Class V-A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class V-M-1 Notes (after taking into account the payment of the Class V-M-1 Principal Distribution Amount for such Payment Date) and (3) the Note Principal Balance of the Class V-M-2 Notes immediately prior to such Payment Date, over (y) the lesser of (a) the product of (i) approximately [91.00]% and (ii) the aggregate stated principal balance of the Group V mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the Group V mortgage loans as of the last day of the related due period minus the related OC Floor.
Class V-M-3 Principal Distribution Amount:	For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) any remaining Group V Principal Distribution Amount for that Payment Date after payment of the Class V-A Principal Distribution Amount, the Class V-M-1 Principal Distribution Amount and the Class V-M-2 Principal Distribution Amount and (B) the excess, if any, of (x) the sum of (1) the aggregate Note Principal Balance of the Class V-A Notes (after taking into account the payment of the Class V-A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class V-M-1 Notes (after taking into account the payment of the Class V-M-1 Principal Distribution Amount for such Payment Date), (3) the Note Principal Balance of the Class V-M-2 Notes (after taking into account the payment of the Class V-M-2 Principal Distribution Amount for such Payment Date) and (4) the Note Principal Balance of the Class V-M-3 Notes immediately prior to such Payment Date, over (y) the lesser of (a) the product of (i) approximately [92.30]% and (ii) the aggregate stated principal balance of the Group V mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the Group V mortgage loans as of the last day of the related due period minus the related OC Floor.

Class V-M-4 Principal Distribution Amount:

For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) any remaining Group V Principal Distribution Amount for that Payment Date after payment of the Class V-A Principal Distribution Amount, the Class V-M-1 Principal Distribution Amount, the Class V-M-2 Principal Distribution Amount and the Class V-M-3 Principal Distribution Amount and (B) the excess, if any, of (x) the sum of (1) the aggregate Note Principal Balance of the Class V-A Notes (after taking into account the payment of the Class V-A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class V-M-1 Notes (after taking into account the payment of the Class V-M-1 Principal Distribution Amount for such Payment Date), (3) the Note Principal Balance of the Class V-M-2 Notes (after taking into account the payment of the Class V-M-2 Principal Distribution Amount for such Payment Date), (4) the Note Principal Balance of the Class V-M-3 Notes (after taking into account the payment of the Class V-M-3 Principal Distribution Amount for such Payment Date) and (5) the Note Principal Balance of the Class V-M-4 Notes immediately prior to such Payment Date, over (y) the lesser of (a) the product of (i) approximately [95.00]% and (ii) the aggregate stated principal balance of the Group V mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the Group V mortgage loans as of the last day of the related due period minus the related OC Floor.

Class V-M-5 Principal Distribution Amount:

For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) any remaining Group V Principal Distribution Amount for that Payment Date after payment of the Class V-A Principal Distribution Amount, the Class V-M-1 Principal Distribution Amount, the Class V-M-2 Principal Distribution Amount, the Class V-M-3 Principal Distribution Amount and the Class V-M-4 Principal Distribution Amount and (B) the excess, if any, of (x) the sum of (1) the aggregate Note Principal Balance of the Class V-A Notes (after taking into account the payment of the Class V-A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class V-M-1 Notes (after taking into account the payment of the Class V-M-1 Principal Distribution Amount for such Payment Date), (3) the Note Principal Balance of the Class V-M-2 Notes (after taking into account the payment of the Class V-M-2 Principal Distribution Amount for such Payment Date), (4) the Note Principal Balance of the Class V-M-3 Notes (after taking into account the payment of the Class V-M-3 Principal Distribution Amount for such Payment Date) (5) the Note Principal Balance of the Class V-M-4 Notes (after taking into account the payment of the Class V-M-4 Principal Distribution Amount for such Payment Date) and (6) the Note Principal Balance of the Class V-M-5 Notes immediately prior to such Payment Date, over (y) the lesser of (a) the product of (i) approximately [97.20]% and (ii) the aggregate stated principal balance of the Group V mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the Group V mortgage loans as of the last day of the related due period minus the related OC Floor.

Class V-B Principal Distribution Amount:	For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) any remaining Group V Principal Distribution Amount for that Payment Date after payment of the Class V-A Principal Distribution Amount, the Class V-M-1 Principal Distribution Amount, the Class V-M-2 Principal Distribution Amount, the Class V-M-3 Principal Distribution Amount, the Class V-M-4 Principal Distribution Amount the Class V-M-5 Principal Distribution Amount and (B) the excess, if any, of (x) the sum of (1) the aggregate Note Principal Balance of the Class V-A Notes (after taking into account the payment of the Class V-A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class V-M-1 Notes (after taking into account the payment of the Class V-M-1 Principal Distribution Amount for such Payment Date), (3) the Note Principal Balance of the Class V-M-2 Notes (after taking into account the payment of the Class V-M-2 Principal Distribution Amount for such Payment Date), (4) the Note Principal Balance of the Class V-M-3 Notes (after taking into account the payment of the Class V-M-3 Principal Distribution Amount for such Payment Date), (5) the Note Principal Balance of the Class V-M-4 Notes (after taking into account the payment of the Class V-M-4 Principal Distribution Amount for such Payment Date), (6) the Note Principal Balance of the Class V-M-5 Notes (after taking into account the payment of the Class V-M-5 Principal Distribution Amount for such Payment Date) and (7) the Note Principal Balance of the Class V-B Notes immediately prior to such Payment Date over (y) the lesser of (a) the product of (i) approximately [99.30%] and (ii) the aggregate stated principal balance of the Group V mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the Group V mortgage loans as of the last day of the related due period minus the related OC Floor.
Realized Losses:	Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.
Allocation of Losses:	Any Realized Losses on the Group V mortgage loans will be allocated on any payment date; first, to the Group V Net Monthly Excess Cashflow, by an increase in the Group V Overcollateralization Increase Amount for that payment date; second, in reduction of the Group V Overcollateralization Amount, until reduced to zero. Following the reduction of the Group V Overcollateralization Amount to zero, Realized Losses on the mortgage loans will be allocated to the Class V-B, Class V-M-5, Class V-M-4, Class V-M-3, Class V-M-2 and Class V-M-1 Notes, in that order, in each case until the related note principal balance has been reduced to zero. The Indenture does not permit the allocation of Realized Losses to the Class V-A Notes. Once Realized Losses have been allocated to any class of Class V-B Notes or Class V-M Notes such amounts with respect to such notes will no longer accrue interest; however, such amounts may be reinstated thereafter to the extent of funds available from Net Monthly Excess Cashflow.
Allocated Realized Loss Amount:	With respect to the Group V Notes, other than the Class V-A Notes, and any Payment Date, an amount equal to the sum of any Realized Loss allocated to that class of Notes on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Dates.

Cap Agreements:

Class V-A-2 Cap Agreement

Class V-A-2 Notes will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to an interest rate cap agreement (the "Class V-A-2 Cap Agreement") purchased with respect to the Class V-A-2 Notes. The Class V-A-2 Cap Agreement is intended to partially mitigate the interest rate risk that could result from the difference between the Note Interest Rate on the Class V-A-2 Notes and the related Available Funds Rate.

On each Payment Date, payments under the Class V-A-2 Cap Agreement will be an amount equal to the product of (i) the excess of the then current libor rate for such Payment Date over the strike rate and (ii) the lesser of (a) the aggregate Note Principal Balance of the Class V-A-2 Notes for such Distribution Date and (b) the notional balance based on certain prepayment speeds for such class on such Distribution Date as set forth in Exhibit II, and (iii) the actual number of days in the corresponding accrual period divided by 360.

See Exhibit II for a schedule of Notional Amounts and Strike Rates by month.

Yield Maintenance Provider:

An entity rated at least AA/Aa2 by S&P and Moody's (which may include an affiliate of the Depositor and/or Underwriter)

Exhibit I – Group V Net Monthly Excess Cashflow Schedule(1)

Payment Date	Excess (%)	Payment Date	Excess (%)	Payment Date	Excess(%)
25-Jul-05	1.644%	25-Sep-08	1.275%	25-Nov-11	1.289%
25-Aug-05	1.892%	25-Oct-08	1.287%	25-Dec-11	1.309%
25-Sep-05	1.853%	25-Nov-08	1.265%	25-Jan-12	1.293%
25-Oct-05	1.864%	25-Dec-08	1.277%	25-Feb-12	1.295%
25-Nov-05	1.753%	25-Jan-09	1.255%	25-Mar-12	1.333%
25-Dec-05	1.772%	25-Feb-09	1.250%	25-Apr-12	1.299%
25-Jan-06	1.671%	25-Mar-09	1.301%	25-May-12	1.320%
25-Feb-06	1.679%	25-Apr-09	1.240%	25-Jun-12	1.304%
25-Mar-06	1.832%	25-May-09	1.251%	25-Jul-12	1.325%
25-Apr-06	1.641%	25-Jun-09	1.236%	25-Aug-12	1.303%
25-May-06	1.678%	25-Jul-09	1.254%	25-Sep-12	1.300%
25-Jun-06	1.605%	25-Aug-09	1.239%	25-Oct-12	1.316%
25-Jul-06	1.637%	25-Sep-09	1.240%	25-Nov-12	1.296%
25-Aug-06	1.568%	25-Oct-09	1.259%	25-Dec-12	1.313%
25-Sep-06	1.549%	25-Nov-09	1.244%	25-Jan-13	1.293%
25-Oct-06	1.574%	25-Dec-09	1.263%	25-Feb-13	1.292%
25-Nov-06	1.510%	25-Jan-10	1.247%	25-Mar-13	1.347%
25-Dec-06	1.530%	25-Feb-10	1.249%	25-Apr-13	1.290%
25-Jan-07	1.460%	25-Mar-10	1.306%	25-May-13	1.308%
25-Feb-07	1.451%	25-Apr-10	1.253%	25-Jun-13	1.289%
25-Mar-07	1.544%	25-May-10	1.273%	25-Jul-13	1.308%
25-Apr-07	1.422%	25-Jun-10	1.258%	25-Aug-13	1.290%
25-May-07	1.433%	25-Jul-10	1.278%	25-Sep-13	1.291%
25-Jun-07	1.389%	25-Aug-10	1.262%	25-Oct-13	1.310%
25-Jul-07	1.399%	25-Sep-10	1.263%	25-Nov-13	1.294%
25-Aug-07	1.360%	25-Oct-10	1.282%	25-Dec-13	1.313%
25-Sep-07	1.343%	25-Nov-10	1.266%	25-Jan-14	6.261%
25-Oct-07	1.341%	25-Dec-10	1.286%		
25-Nov-07	1.321%	25-Jan-11	1.270%		
25-Dec-07	1.331%	25-Feb-11	1.272%		
25-Jan-08	1.312%	25-Mar-11	1.328%		
25-Feb-08	1.307%	25-Apr-11	1.275%		
25-Mar-08	1.337%	25-May-11	1.295%		
25-Apr-08	1.297%	25-Jun-11	1.280%		
25-May-08	1.309%	25-Jul-11	1.300%		
25-Jun-08	1.287%	25-Aug-11	1.283%		
25-Jul-08	1.299%	25-Sep-11	1.285%		
25-Aug-08	1.280%	25-Oct-11	1.305%		

(1) Run with forward indices and assumes a settlement date of June 17, 2005.

Exhibit II – Class V-A-2 Cap Terms

Distribution Date	Class V-A-2 Cap Notional Amount($)	Strike(%)
25-Jul-05	$594,359,000.00	4.76
25-Aug-05	585,722,149.31	5.88
25-Sep-05	575,662,643.17	5.88
25-Oct-05	564,193,023.33	6.08
25-Nov-05	551,330,151.49	5.88
25-Dec-05	537,095,213.73	6.08
25-Jan-06	521,513,703.67	5.88
25-Feb-06	504,615,384.10	5.88
25-Mar-06	486,434,226.93	6.53
25-Apr-06	467,008,331.08	5.88
25-May-06	446,379,818.33	6.09
25-Jun-06	424,594,707.23	5.88
25-Jul-06	401,702,765.32	6.09
25-Aug-06	379,222,916.00	5.88
25-Sep-06	357,147,792.25	5.88
25-Oct-06	335,470,158.14	6.09
25-Nov-06	314,182,906.51	5.89
25-Dec-06	293,279,056.64	6.09
25-Jan-07	272,751,752.07	5.89
25-Feb-07	252,594,258.36	5.89
25-Mar-07	232,799,960.93	6.54
25-Apr-07	213,362,362.95	5.89
25-May-07	194,275,083.23	6.09
25-Jun-07	175,531,854.16	5.89
25-Jul-07	157,126,519.74	6.09
25-Aug-07	139,053,033.55	5.89
25-Sep-07	121,305,456.84	5.89
25-Oct-07	103,877,956.59	6.09
25-Nov-07	86,764,803.68	5.89
25-Dec-07	69,960,370.98	6.10

Exhibit III - Price/Yield Tables.[1]

Assumptions:	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Class V-A-1 ***Run to 10% Optional Termination***							
Price: 100.000							
Yield (%)	4.78	4.78	4.77	4.76	4.75	4.74	4.70
WAL (yrs)	8.31	7.41	6.32	5.67	5.02	3.93	2.74
Start Date	07/25/08	07/25/08	08/25/08	09/25/08	10/25/08	02/25/09	10/25/07
End Date	04/25/23	05/25/18	04/25/13	11/25/11	10/25/10	05/25/09	06/25/08
Class V-A-2 ***Run to 10% Optional Termination***							
Price: 100.000							
Yield (%)	3.34	3.34	3.34	3.34	3.34	3.34	3.34
WAL (yrs)	2.26	1.51	0.90	0.74	0.62	0.47	0.37
Start Date	07/25/05	07/25/05	07/25/05	07/25/05	07/25/05	07/25/05	07/25/05
End Date	05/25/10	09/25/08	04/25/07	12/25/06	09/25/06	05/25/06	03/25/06
Class V-A-3 ***Run to 10% Optional Termination***							
Price: 100.000							
Yield (%)	4.78	4.76	4.70	4.67	4.64	4.57	4.49
WAL (yrs)	7.07	4.48	2.50	2.03	1.70	1.25	0.95
Start Date	05/25/10	09/25/08	04/25/07	12/25/06	09/25/06	05/25/06	03/25/06
End Date	07/25/15	07/25/11	10/25/08	01/25/08	08/25/07	01/25/07	08/25/06
Class V-A-4 ***Run to 10% Optional Termination***							
Price: 100.000							
Yield (%)	5.19	5.18	5.15	5.14	5.11	5.06	5.01
WAL (yrs)	15.07	10.41	5.58	4.32	3.42	2.22	1.68
Start Date	07/25/15	07/25/11	10/25/08	01/25/08	08/25/07	01/25/07	08/25/06
End Date	04/25/23	05/25/18	04/25/13	11/25/11	10/25/10	03/25/09	10/25/07
Class V-M-1 ***Run to 10% Optional Termination***							
Price: 100.000							
Yield (%)	3.63	3.63	3.63	3.63	3.63	3.63	3.63
WAL (yrs)	12.10	8.55	5.19	4.44	3.98	3.71	3.02
Start Date	07/25/11	07/25/09	08/25/08	09/25/08	10/25/08	1/25/09	06/25/08
End Date	04/25/23	05/25/18	04/25/13	11/25/11	10/25/10	05/25/09	06/25/08
Class V-M-2 ***Run to 10% Optional Termination***							
Price: 100.000							
Yield (%)	3.66	3.66	3.66	3.66	3.66	3.66	3.66
WAL (yrs)	12.10	8.55	5.18	4.41	3.95	3.60	3.02
Start Date	07/25/11	07/25/09	07/25/08	08/25/08	09/25/08	11/25/08	06/25/08
End Date	04/25/23	05/25/18	04/25/13	11/25/11	10/25/10	05/25/09	06/25/08

[1] Assumes a settlement date of June 17, 2005.

American Home Mortgage Investment Trust 2005-2
Mortgage Backed Notes, Series 2005-2, Group V
Publicly Offered Note Computational Materials: Term Sheet

Assumptions:

	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Class V-M-3 ***Run to 10% Optional Termination***							
Price: 100.000							
Yield (%)	3.70	3.70	3.70	3.70	3.70	3.70	3.70
WAL (yrs)	12.10	8.55	5.17	4.41	3.94	3.53	3.02
Start Date	07/25/11	07/25/09	07/25/08	08/25/08	09/25/08	10/25/08	06/25/08
End Date	04/25/23	05/25/18	04/25/13	11/25/11	10/25/10	05/25/09.	06/25/08
Class V-M-4 ***Run to 10% Optional Termination***							
Price: 100.000							
Yield (%)	3.80	3.80	3.80	3.80	3.80	3.80	3.80
WAL (yrs)	12.10	8.55	5.17	4.40	3.90	3.46	3.02
Start Date	07/25/11	07/25/09	07/25/08	07/25/08	08/25/08	09/25/08	06/25/08
End Date	04/25/23	05/25/18	04/25/13	11/25/11	10/25/10	05/25/09	06/25/08
Class V-M-5 ***Run to 10% Optional Termination***							
Price: 100.000							
Yield (%)	4.21	4.21	4.21	4.21	4.21	4.21	4.21
WAL (yrs)	12.05	8.50	5.14	4.35	3.86	3.37	3.02
Start Date	07/25/11	07/25/09	07/25/08	07/25/08	07/25/08	08/25/08	06/25/08
End Date	04/25/23	05/25/18	04/25/13	11/25/11	10/25/10	05/25/09	06/25/08

American Home Mortgage Investment Trust 2005-2
Mortgage Backed Notes, Series 2005-2, Group V
Publicly Offered Note Computational Materials: Term Sheet

Assumptions:

	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Class V-A-1 ***Run to Maturity***							
Price: 100.000							
Yield (%)	4.78	4.78	4.78	4.81	4.85	4.87	4.80
WAL (yrs)	8.32	7.44	6.55	6.33	6.22	5.26	3.30
Start Date	07/25/08	07/25/08	08/25/08	09/25/08	10/25/08	02/25/09	10/25/07
End Date	09/25/33	01/25/31	03/25/23	04/25/20	12/25/17	09/25/14	06/25/12
Class V-A-2 ***Run to Maturity***							
Price: 100.000							
Yield (%)	3.34	3.34	3.34	3.34	3.34	3.34	3.34
WAL (yrs)	2.26	1.51	0.90	0.74	0.62	0.47	0.37
Start Date	07/25/05	07/25/05	07/25/05	07/25/05	07/25/05	07/25/05	07/25/05
End Date	05/25/10	09/25/08	04/25/07	12/25/06	09/25/06	05/25/06	03/25/06
Class V-A-3 ***Run to Maturity***							
Price: 100.000							
Yield (%)	4.78	4.76	4.70	4.67	4.64	4.57	4.49
WAL (yrs)	7.07	4.48	2.50	2.03	1.70	1.25	0.95
Start Date	05/25/10	09/25/08	04/25/07	12/25/06	09/25/06	05/25/06	03/25/06
End Date	07/25/15	07/25/11	10/25/08	01/25/08	08/25/07	01/25/07	08/25/06
Class V-A-4 ***Run to Maturity***							
Price: 100.000							
Yield (%)	5.22	5.22	5.21	5.19	5.15	5.06	5.01
WAL (yrs)	16.60	11.90	6.51	4.90	3.67	2.22	1.68
Start Date	07/25/15	07/25/11	10/25/08	01/25/08	08/25/07	01/25/07	08/25/06
End Date	01/25/34	07/25/31	07/25/23	06/25/20	02/25/18	03/25/09	10/25/07
Class V-M-1 ***Run to Maturity***							
Price: 100.000							
Yield (%)	3.63	3.64	3.64	3.64	3.64	3.64	3.69
WAL (yrs)	12.84	9.23	5.63	4.80	4.29	3.93	4.40
Start Date	07/25/11	07/25/09	08/25/08	09/25/08	10/25/08	01/25/09	08/25/09
End Date	11/25/29	09/25/24	07/25/17	05/25/15	10/25/13	07/25/11	02/25/10
Class V-M-2 ***Run to Maturity***							
Price: 100.000							
Yield (%)	3.67	3.67	3.67	3.67	3.67	3.67	3.71
WAL (yrs)	12.78	9.17	5.58	4.74	4.23	3.80	4.00
Start Date	07/25/11	07/25/09	07/25/08	08/25/08	09/25/08	11/25/08	04/25/09
End Date	03/25/29	11/25/23	12/25/16	11/25/14	05/25/13	03/25/11	10/25/09

Assumptions:

	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Class V-M-3 ***Run to Maturity***							
Price: 100.000							
Yield (%)	3.71	3.71	3.71	3.71	3.71	3.71	3.75
WAL (yrs)	12.72	9.10	5.53	4.69	4.19	3.71	3.76
Start Date	07/25/11	07/25/09	07/25/08	08/25/08	09/25/08	10/25/08	02/25/09
End Date	03/25/28	11/25/22	03/25/16	04/25/14	11/25/12	11/25/10	07/25/09

Class V-M-4 ***Run to Maturity***
Price: 100.000

Yield (%)	3.81	3.81	3.81	3.81	3.81	3.81	3.84
WAL (yrs)	12.58	8.97	5.44	4.61	4.09	3.59	3.55
Start Date	07/25/11	07/25/09	07/25/08	07/25/08	08/25/08	09/25/08	11/25/08
End Date	07/25/27	02/25/22	09/25/15	11/25/13	06/25/12	08/25/10	05/25/09

Class V-M-5 ***Run to Maturity***
Price: 100.000

Yield (%)	4.21	4.21	4.21	4.21	4.21	4.21	4.25
WAL (yrs)	12.17	8.61	5.20	4.40	3.90	3.40	3.31
Start Date	07/25/11	07/25/09	07/25/08	07/25/08	07/25/08	08/25/08	08/25/08
End Date	04/25/25	01/25/20	05/25/14	09/25/12	07/25/11	11/25/09	11/25/08

Exhibit IV – Group V Available Funds Cap for Classes V-M-1, V-M-2, V-M-3, V-M-4 and V-M-5[(1)]

Payment Date	AFC (%)	Payment Date	AFC (%)	Payment Date	AFC (%)
25-Jul-05	4.95998	25-Sep-08	6.10624	25-Nov-11	6.17796
25-Aug-05	6.08014	25-Oct-08	6.31096	25-Dec-11	6.38699
25-Sep-05	6.08034	25-Nov-08	6.10855	25-Jan-12	6.18404
25-Oct-05	6.28325	25-Dec-08	6.31341	25-Feb-12	6.18720
25-Nov-05	6.08083	25-Jan-09	6.11099	25-Mar-12	6.61737
25-Dec-05	6.28383	25-Feb-09	6.11224	25-Apr-12	6.19377
25-Jan-06	6.08146	25-Mar-09	6.76856	25-May-12	6.40375
25-Feb-06	6.08183	25-Apr-09	6.11486	25-Jun-12	6.20069
25-Mar-06	6.73390	25-May-09	6.32009	25-Jul-12	6.41109
25-Apr-06	6.08269	25-Jun-09	6.11760	25-Aug-12	6.20798
25-May-06	6.28596	25-Jul-09	6.32299	25-Sep-12	6.21177
25-Jun-06	6.08374	25-Aug-09	6.12048	25-Oct-12	6.42285
25-Jul-06	6.28715	25-Sep-09	6.12197	25-Nov-12	6.21965
25-Aug-06	6.08496	25-Oct-09	6.32761	25-Dec-12	6.43121
25-Sep-06	6.08559	25-Nov-09	6.12506	25-Jan-13	6.22797
25-Oct-06	6.28911	25-Dec-09	6.33089	25-Feb-13	6.23229
25-Nov-06	6.08689	25-Jan-10	6.12831	25-Mar-13	6.90495
25-Dec-06	6.29049	25-Feb-10	6.12999	25-Apr-13	6.24129
25-Jan-07	6.08826	25-Mar-10	6.78869	25-May-13	6.45418
25-Feb-07	6.08897	25-Apr-10	6.13349	25-Jun-13	6.25079
25-Mar-07	6.74217	25-May-10	6.33981	25-Jul-13	6.46425
25-Apr-07	6.09045	25-Jun-10	6.13715	25-Aug-13	6.26080
25-May-07	6.29425	25-Jul-10	6.34373	25-Sep-13	6.26601
25-Jun-07	6.09199	25-Aug-10	6.14109	25-Oct-13	6.48041
25-Jul-07	6.29588	25-Sep-10	6.14313	25-Nov-13	6.27687
25-Aug-07	6.09361	25-Oct-10	6.35007	25-Dec-13	6.49194
25-Sep-07	6.09445	25-Nov-10	6.14738		
25-Oct-07	6.29848	25-Dec-10	6.35457		
25-Nov-07	6.09618	25-Jan-11	6.15185		
25-Dec-07	6.30032	25-Feb-11	6.15417		
25-Jan-08	6.09801	25-Mar-11	6.81618		
25-Feb-08	6.09895	25-Apr-11	6.15899		
25-Mar-08	6.52060	25-May-11	6.36688		
25-Apr-08	6.10091	25-Jun-11	6.16407		
25-May-08	6.30532	25-Jul-11	6.37226		
25-Jun-08	6.10297	25-Aug-11	6.16941		
25-Jul-08	6.30750	25-Sep-11	6.17219		
25-Aug-08	6.10512	25-Oct-11	6.38087		

(1) Run with all indices at 20% and assumes a settlement date of June 17, 2005.

Exhibit V – Group V Available Funds Cap for Class V-A-2 [(1)]

Payment Date	AFC (%)	Payment Date	AFC (%)	Payment Date	AFC (%)
25-Jul-05	20.19998	25-Sep-08	6.10624	25-Nov-11	6.17796
25-Aug-05	20.20014	25-Oct-08	6.31096	25-Dec-11	6.38699
25-Sep-05	20.20034	25-Nov-08	6.10855	25-Jan-12	6.18404
25-Oct-05	20.20325	25-Dec-08	6.31341	25-Feb-12	6.18720
25-Nov-05	20.20083	25-Jan-09	6.11099	25-Mar-12	6.61737
25-Dec-05	20.20383	25-Feb-09	6.11224	25-Apr-12	6.19377
25-Jan-06	20.20146	25-Mar-09	6.76856	25-May-12	6.40375
25-Feb-06	20.20183	25-Apr-09	6.11486	25-Jun-12	6.20069
25-Mar-06	20.20390	25-May-09	6.32009	25-Jul-12	6.41109
25-Apr-06	20.20269	25-Jun-09	6.11760	25-Aug-12	6.20798
25-May-06	20.19596	25-Jul-09	6.32299	25-Sep-12	6.21177
25-Jun-06	20.20374	25-Aug-09	6.12048	25-Oct-12	6.42285
25-Jul-06	20.19715	25-Sep-09	6.12197	25-Nov-12	6.21965
25-Aug-06	20.20496	25-Oct-09	6.32761	25-Dec-12	6.43121
25-Sep-06	20.20559	25-Nov-09	6.12506	25-Jan-13	6.22797
25-Oct-06	20.19911	25-Dec-09	6.33089	25-Feb-13	6.23229
25-Nov-06	20.19689	25-Jan-10	6.12831	25-Mar-13	6.90495
25-Dec-06	20.20049	25-Feb-10	6.12999	25-Apr-13	6.24129
25-Jan-07	20.19826	25-Mar-10	6.78869	25-May-13	6.45418
25-Feb-07	20.19897	25-Apr-10	6.13349	25-Jun-13	6.25079
25-Mar-07	20.20217	25-May-10	6.33981	25-Jul-13	6.46425
25-Apr-07	20.20045	25-Jun-10	6.13715	25-Aug-13	6.26080
25-May-07	20.20425	25-Jul-10	6.34373	25-Sep-13	6.26601
25-Jun-07	20.20199	25-Aug-10	6.14109	25-Oct-13	6.48041
25-Jul-07	20.20588	25-Sep-10	6.14313	25-Nov-13	6.27687
25-Aug-07	20.20361	25-Oct-10	6.35007	25-Dec-13	6.49194
25-Sep-07	20.20445	25-Nov-10	6.14738		
25-Oct-07	20.20848	25-Dec-10	6.35457		
25-Nov-07	6.09618	25-Jan-11	6.15185		
25-Dec-07	6.30032	25-Feb-11	6.15417		
25-Jan-08	6.09801	25-Mar-11	6.81618		
25-Feb-08	6.09895	25-Apr-11	6.15899		
25-Mar-08	6.52060	25-May-11	6.36688		
25-Apr-08	6.10091	25-Jun-11	6.16407		
25-May-08	6.30532	25-Jul-11	6.37226		
25-Jun-08	6.10297	25-Aug-11	6.16941		
25-Jul-08	6.30750	25-Sep-11	6.17219		
25-Aug-08	6.10512	25-Oct-11	6.38087		

(1) Run with all indices at 20% and assumes a settlement date of June 17, 2005; AFC includes cap proceeds.

Exhibit VI – Collateral Summary

Original Principal Balances for the Group V Mortgage Loans (1)

Range of Original Mortgage Loan Principal Balances ($)	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans
1.00 - 100,000.00	9.66%
100,001.00 - 200,000.00	32.53
200,001.00 - 300,000.00	23.65
300,001.00 - 350,000.00	8.56
350,001.00 - 400,000.00	6.34
400,001.00 - 450,000.00	3.01
450,001.00 - 500,000.00	2.91
500,001.00 - 550,000.00	2.20
550,001.00 - 600,000.00	2.10
600,001.00 - 650,000.00	1.37
650,001.00 - 700,000.00	0.49
700,001.00 - 800,000.00	1.84
800,001.00 - 900,000.00	1.23
900,001.00 - 1,000,000.00	1.98
1,200,001.00 - 1,300,000.00	0.30
1,300,001.00 - 1,400,000.00	0.65
1,400,001.00 - 1,500,000.00	0.18
1,500,001. >=	0.98
Total:	**100.00%**

(1) As of the Date of Origination, the average principal balance of the Group V Mortgage Loans was approximately $188,653.

Current Principal Balances for the Group V Mortgage Loans (1)

Range of Current Mortgage Loan Principal Balances ($)	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans
1. - 100,000.00	9.69%
100,001. - 200,000.00	32.53
200,001. - 300,000.00	23.63
300,001. - 350,000.00	8.56
350,001. - 400,000.00	6.34
400,001. - 450,000.00	3.01
450,001. - 500,000.00	2.91
500,001. - 550,000.00	2.20
550,001. - 600,000.00	2.10
600,001. - 650,000.00	1.37
650,001. - 700,000.00	0.49
700,001. - 800,000.00	1.84
800,001. - 900,000.00	1.23
900,001. - 1,000,000.00	1.98
1,200,001. - 1,300,000.00	0.30
1,300,001. - 1,400,000.00	0.65
1,400,001. - 1,500,000.00	0.18
1,500,001. >=	0.98
Total:	**100.00%**

(1) As of the Cut-off Date, the average principal balance of the Group V Mortgage Loans was approximately $188,547.

Mortgage Rates for the Group V Mortgage Loans (1)

Range of Mortgage Rates (%)	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans
4.501 - 4.750	0.01%
4.751 - 5.000	0.02
5.001 - 5.250	0.04
5.251 - 5.500	1.03
5.501 - 5.750	4.44
5.751 - 6.000	14.79
6.001 - 6.250	18.35
6.251 - 6.500	25.00
6.501 - 6.750	13.82
6.751 - 7.000	7.75
7.001 - 7.250	4.15
7.251 - 7.500	5.98
7.501 - 7.750	2.46
7.751 - 8.000	1.03
8.001 - 8.250	0.43
8.251 - 8.500	0.23
8.501 - 8.750	0.19
8.751 - 9.000	0.28
Total:	**100.00%**

(1) As of the Cut-off Date, the weighted average mortgage rate of the Group V Mortgage Loans was approximately 6.511%.

Original Loan-to-Value Ratios Group for the Group V Mortgage Loans (1)

Range of Original Loan-To-Value Ratios (%)	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans
<= 30.00	0.54%
30.01 - 40.00	1.23
40.01 - 50.00	3.03
50.01 - 55.00	2.10
55.01 - 60.00	3.20
60.01 - 65.00	6.58
65.01 - 70.00	30.32
70.01 - 75.00	6.29
75.01 - 80.00	42.00
80.01 - 85.00	0.76
85.01 - 90.00	2.31
90.01 - 95.00	1.56
95.01 - 100.00	0.08
Total:	**100.00%**

(1) As of the Cut-off Date, the weighted average original Loan-to-Value Ratio of the Group V Mortgage Loans was approximately 72.59%.

Geographic Distribution of the Mortgaged Properties for the Group V Mortgage Loans

Geographic Area	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans
Alabama	0.04%
Arizona	5.67
Arkansas	0.02
California	16.29
Colorado	2.40
Connecticut	1.85
Delaware	0.58
District Of Columbia	1.09
Florida	7.95
Georgia	1.55
Hawaii	0.14
Idaho	0.83
Illinois	9.11
Indiana	0.71
Iowa	0.24
Kansas	0.35
Kentucky	0.51
Louisiana	0.81
Maine	0.69
Maryland	5.20
Massachusetts	2.40
Michigan	1.49
Minnesota	0.23
Mississippi	0.15
Missouri	0.82
Montana	0.24
Nebraska	0.01
Nevada	2.62
New Hampshire	1.10
New Jersey	2.02
New Mexico	0.23
New York	6.05
North Carolina	4.04
Ohio	1.72
Oklahoma	0.20
Oregon	3.13
Pennsylvania	1.94
Rhode Island	1.18
South Carolina	2.43
South Dakota	0.07
Tennessee	1.03
Texas	3.48
Utah	1.31
Vermont	0.14
Virginia	3.79
Washington	1.70
West Virginia	0.02
Wisconsin	0.32
Wyoming	0.11
Total:	**100.00%**

Mortgagors' FICO Credit Scores for the Group V Mortgage Loans (1)

Range of FICO Credit Scores	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans
N/A	0.14%
576 - 600	0.49
601 - 625	4.09
626 - 650	11.68
651 - 675	15.81
676 - 700	19.65
701 - 725	15.19
726 - 750	13.17
751 - 775	11.41
776 - 800	6.92
801 - 825	1.46
Total:	**100.00%**

(1) As of the Cut-off Date, the weighted average FICO Credit Score of the Group V Mortgage Loans was approximately 702.

Types of Mortgaged Properties for the Group V Mortgage Loans

Property Type	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans
Single Family	58.24%
PUD	18.75
2-4 Family	16.89
Condo	5.91
Co-op	0.20
Total:	**100.00%**

Occupancy Types for the Group V Mortgage Loans

Occupancy Types	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans
Primary Home	71.15%
Investment	25.22
Second Home	3.63
Total:	**100.00%**

Loan Purpose of the Group V Mortgage Loans

Loan Purpose	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans
Purchase	50.68%
Cash out Refinance	38.94
Term Refinance	10.37
Total:	**100.00%**

Documentation Programs of the Group V Mortgage Loans

Documentation Programs of the Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans
Stated Income/Asset	33.88%
No Income/ No Asset	29.99
Income/Asset	20.02
No Income/Asset	8.24
Stated Income/No Asset	7.15
Income/No Asset	0.73
Total:	**100.00%**

Original Term to Maturity for the Group V Mortgage Loans (1)

Range of Original Term to Maturity (in months)	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans
180	3.15%
360	96.85
Total:	**100.00%**

(1) As of the Cut-off Date, the weighted average original stated term to maturity of the Group V Mortgage Loans was approximately 354 months.

Remaining Terms to Stated Maturity for the Group V Mortgage Loans (1)

Range of Remaining Terms to Maturity (in months)	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans
120 - 179	2.44%
180 - 239	0.71
300 - 359	69.28
360 - 360	27.57
Total:	**100.00%**

(1) As of the Cut-off Date, the weighted average remaining stated term to maturity of the Group V Mortgage Loans was approximately 353 months.

Prepayment Penalties of the Group V Mortgage Loans

Prepayment Term	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans
0	93.93%
1	0.22
3	4.54
5	1.32
Total:	**100.00%**

Interest Only Terms of the Group V Mortgage Loans

Interest Only Terms	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans
No IO Term	57.02%
5 Years	42.98
Total:	**100.00%**

Contact Information

MBS Trading and Structuring	
Brian Bowes	(212) -713-2860
Margarita Genis	(212) 713-2860
Asset - Backed Finance	
Steve Warjanka	(212) 713-2466

American Home Mortgage

$[4,016,931,000]

American Home Mortgage Investment Trust 2005-2 Mortgage Backed Notes, Series 2005-2, Groups I - IV

American Home Mortgage Securities LLC
Depositor

American Home Mortgage Servicing, Inc.
RMBS Servicer

Wells Fargo Bank, N.A.
RMBS Master Servicer/Securities Administrator

Lehman Brothers Inc.
Bear, Stearns & Co. Inc.
UBS Investment Bank
Greenwich Capital Markets, Inc.
Goldman, Sachs & Co.
Underwriters

All Statistical Information based upon Information as of May 26, 2005.

COMPUTATIONAL MATERIALS DISCLAIMER

This report is based on information provided by American Home Mortgage. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information contained herein is preliminary as of the date hereof, supersedes information contained in any prior materials relating to these securities and is subject to change, completion, or amendment from time to time. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials"), which have been prepared by UBS Securities LLC ("UBS") in reliance upon information furnished by the Seller and Master Servicer. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS REPORT IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

$[4,016,931,000]
American Home Mortgage Securities, LLC
Mortgage Backed Notes, Series 2005-2, Groups I - IV

Class	Approx. Size ($) (1)	Expected Rating S&P/Moodys (2)	Initial CE% (3)	Note Interest Rate	WAL (9)	Collateral	Note Type
Group I-IV Offered Notes							
I-A-1	$460,448,000	AAA/Aaa	[47.55%]	LIBOR (4)	3.10	MTA Neg Am ARMs	Group I Senior
I-A-2	$230,223,000	AAA/Aaa	[17.55%]	LIBOR (4)	3.10	MTA Neg Am ARMs	Group I Senior Mezz (10)
I-A-3	$76,741,000	AAA/Aaa	[7.55%]	LIBOR (4)	3.10	MTA Neg Am ARMs	Group I Senior Mezz (10)
II-A	$1,113,082,000	AAA/Aaa	[7.55%]	LIBOR (5)	3.00	2/1& 3/1 Hybrids 6 mo. ARMs	Group II Senior
III-A	$1,298,747,000	AAA/Aaa	[7.55%]	FIXED (6)	2.43	Conforming 5/1 Hybrids	Group III Senior
IV-A	$604,035,000	AAA/Aaa	[7.55%]	FIXED (6)	2.43	Non-Conforming 5/1 Hybrids	Group IV Senior
M-1	$65,473,000	AA+/Aa1	[5.95%]	LIBOR (7)	5.30	Groups I-IV	Crossed Subordinate
M-2	$42,966,000	AA/Aa2	[4.90%]	LIBOR (7)	5.29	Groups I-IV	Crossed Subordinate
M-3	$24,551,000	AA/Aa3	[4.30%]	LIBOR (7)	5.29	Groups I-IV	Crossed Subordinate
M-4	$29,462,000	AA/NR	[3.58%]	LIBOR (7)	5.29	Groups I-IV	Crossed Subordinate
M-5	$71,203,000	A/NR	[1.84%]	LIBOR (7)	5.29	Groups I-IV	Crossed Subordinate
Non-Offered Securities							
B	$60,988,793	BBB/NR	0.35%	PO (8)	Info Not Provided	Groups I-IV	Crossed Subordinate
N	Notional	Information Not Provided					NIM
Trust Cert	Notional	Information Not Provided					Trust Certificate

(1) Subject to a permitted variance of +/- 10% in aggregate

(2) Rating levels are subject to final approval

(3) Initial credit enhancement for the Notes includes overcollateralization which will initially equal [0.35%]. The OC target amount for the Group I-IV Notes will equal 0.35% of the Cut-Off Date principal balance of the related mortgage loans plus the related pre-funded amount.

(4) The Note Interest Rate for the Class I-A-1, Class I-A-2 and Class I-A-3 Notes (collectively, the "Class I-A Notes") will be an actual/360 floating rate based on the lesser of (i) One-Month LIBOR plus [tbd]%, [tbd]% and [tbd]% , respectively, and (ii) [11.00%], subject to the related Available Funds Rate described herein. On the first payment date after the first possible Optional Termination Date, the margin for the Class I-A-1, Class I-A-2 and Class I-A-3 Notes will increase to 2 times the original margin.

(5) The Note Interest Rate for the Class II-A Notes will be an 30/360 floating rate based on the lesser of (i) One-Month LIBOR plus [tbd]% and (ii) [11.00%] subject to the related Available Funds Rate described herein. On the first payment date after the first possible Optional Termination Date, the margin for the Class II-A Notes will increase to 2 times the original margin.

(6) Up to and including the payment date in June 2010, the Note Interest Rate for the Class III-A Notes and Class IV-A Notes will be a 30/360 fixed rate equal to [5.565]% and [5.615]%, respectively, each subject to the related Available Funds Rate described herein. After the payment date in June 2010, the Class III-A Notes and Class IV-A Notes will have a 30/360 Note Interest Rate equal to the lesser of (i) 6-Month LIBOR (which is set every 6 months) plus 1.50%, (ii) [11.00%] and (ii) the related Available Funds Rate.

(7) The Note Interest Rate for the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Notes (together, the "Class M Notes") will be an actual/360 floating rate based on the lesser of (i) One-Month LIBOR plus [tbd]%, [tbd]% , [tbd]% , [tbd]% and [tbd]%, respectively, and (ii) [11.00%] each subject to the related Available Funds Rate described herein. On the first payment date after the first possible Optional Termination Date, the margin for the Class M Notes will increase to 1.5 times the original margin.

(8) The Class B Notes are principal only notes. They are not entitled to payments of interest.

(9) WALs are calculated at the pricing speed to the 10% Optional Termination with respect to the Class I-A, Class II-A, Class M and Class B Notes and to CPB with respect to the Class III-A and Class IV-A Notes. Pricing Speed is 25% CPR.

(10) The Class I-A-2 Notes and Class I-A-3 Notes are Mezzanine Seniors. Any losses allocable to the Class I-A Notes will first be allocated to the Class I-A-3 Notes and next to the Class I-A-2 Notes, in that order, until reduced to zero. Losses will not be allocated to the Class I-A-1 Notes.

COLLATERAL DESCRIPTION

- Conventional, one- to four-family, hybrid and adjustable-rate loans secured by first liens on residential mortgage properties as briefly described in the table below and as more fully described in Exhibit V attached hereto.
- Approximately 39.62%, 45.37%, 100.00% and 0.00% of the mortgage loans in loan groups I, II, III, and IV respectively and 61.42% of the Group I-IV mortgage loans have "conforming" balances. However, some of these loans may have been underwritten in accordance with underwriting standards which are primarily intended to provide single family "non-conforming" mortgage loans. A "non-conforming " mortgage loan means a mortgage loan which is ineligible for purchase by Fannie Mae or Freddie Mac due to either credit characteristics of the related mortgagor or documentation standards in connection with the underwriting of the related mortgage loan that do not meet the Fannie Mae or Freddie Mac underwriting guidelines for "A" credit borrowers. For a description of the underwriting standards under which the mortgage loans were originated, refer to the section titled "Mortgage Loan Origination – Underwriting Guidelines" in the prospectus supplement.
- The mortgage loans were originated by American Home. American Home Mortgage Investment Corp. and, together with its wholly-owned subsidiaries, collectively referred to as American Home, is primarily engaged in the business of originating and servicing residential mortgage loans.
- Approximately 4.85% of the Group I-IV mortgage loans have a loan-to-value ratio greater than 80%.
- Approximately 1.35% of the Group I-IV mortgage loans have a loan-to-value greater than 80% and do not have MI.
- As of the Cut-Off Date, none of the Group I-IV mortgage loans will be greater than 30-days delinquent.
- Approximately 72.07% of the Group I-IV mortgage loans provide for a period of interest only payments before they convert to fully amortizing.

LOAN GROUP DESCRIPTION

- Group I – *MTA Neg Am ARMs.*
- Group II – *2 Yr. Hybrid, 3 Yr. Hybrid, and 6-Mo. LIBOR/CMT ARMs.*
- Group III – *Conforming 5 Yr. Hybrid*
- Group IV – Non *Conforming 5Yr. Hybrid*

Loan Description	% of Pool	Gross WAC (%)	Net WAC (%)	WA Orig Term (mos.)	WAM (mos.)	WALA (mos.)	Gross Margin (%)	Net Margin (%)	Initial Cap (%)	Period Cap (%)	Max Rate (%)	Mos to Roll
Group I	20.28	2.02	1.72	375	374	1	3.11	2.81	N/A	N/A	10.03	1
Group II	29.42	5.10	4.80	360	359	1	2.75	2.45	1.97	1.40	11.28	18
Group III	34.33	6.16	5.79	360	359	1	3.12	2.75	5.00	1.33	11.17	59
Group IV	15.97	5.98	5.73	360	359	1	2.78	2.53	5.00	1.66	10.98	59
Group I-IV Totals:	**100.00**	**4.98**	**4.66**	**363**	**362**	**1**	**2.96**	**2.64**	**3.09**	**1.13**	**10.94**	**35**

SUMMARY OF TERMS

Depositor:	American Home Mortgage Securities LLC.
RMBS Master Servicer/Securities Administrator:	Wells Fargo Bank, N.A.
RMBS Servicer:	American Home Mortgage Servicing, Inc.
Underwriters:	Lehman Brothers Inc. (lead manager), Bear, Stearns & Co. Inc., UBS Investment Bank, Greenwich Capital Markets, Inc. and Goldman, Sachs & Co. (co-managers).
Custodian:	Deutsche Bank National Trust Company.
Indenture Trustee:	Deutsche Bank National Trust Company.
Owner Trustee:	M&T Bank
Rating Agencies:	Standard & Poor's and Moody's Investors Service.
Cut-off Date:	June 1, 2005
Statistical Cut-off Date:	May 26, 2005
Expected Settlement Date:	June [22], 2005
Expected Pricing Date:	June [16], 2005
Payment Date:	25th day of each month (or the next business day), commencing July 2005.
Final Scheduled Payment Date:	[July 25, 2045]
Optional Clean-Up Call:	The holder of a majority percentage interest in the trust certificates may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the Mortgage Loans is reduced to 10% of the aggregate principal balance of the Mortgage Loans in Groups I-IV and Group V as of the Cut-off Date plus amounts on deposit in the related prefunding accounts as of the Closing Date. In addition, the holder of a majority percentage interest in the trust certificates may repurchase each of the Group 1-IV mortgage loans and Group V mortgage loans, separately, when each such group is reduced to 10% of the aggregate principal balance of such group as of the Cut-Off Date plus amounts on deposit in the related prefunding account as of the Closing Date as provided for in the prospectus supplement.
Negative Amortization:	The Group I mortgage loans are subject to negative amortization. For any payment date the Group I Principal Remittance Amount will be reduced by any negative amortization on such loans until reduced to zero. Any additional negative amortization in excess of the Group I Principal Remittance Amount will constitute an "Additional Negative Amortization Principal Amount."

Group I, Group II, Group III, Group IV Prefunding Accounts: On the Closing Date cash in the estimated amounts of approximately $[207,520,942], $[300,995,714], $[351,202,805] and $[163,341,200] will be deposited into the Group I, Group II, Group III and Group IV Prefunding Accounts, respectively, but in no case more than 25% of the related total mortgage loan group as of the Cut-Off Date including such prefunding amounts. Amounts on deposit in the Prefunding Accounts will be used to purchase additional related mortgage loans during the period ending no later than September 30, 2005 (the "Pre-Funding Period"). Any balance remaining in the Prefunding Accounts after the end of the Pre-Funding Period will be distributed as principal to the related Class A Notes on the following Payment Date.

Group I, Group II, Group III, Group IV Interest Coverage Accounts: On the Closing Date, cash in the estimated amount of approximately $[ ], $[ ], $[ ] and $[ ] will be deposited into the Group I, Group II, Group III and Group IV Interest Coverage Accounts, respectively. Amounts in each Interest Coverage Account will be used to cover shortfalls in the amounts of interest generated by the mortgage loans in attributable to the pre-funding feature for each respective loan group.

Registration: The Notes will be available in book-entry form through DTC.

Offered Notes: The Class I-A-1, Class I-A-2, Class I-A-3, Class II-A, Class III-A, Class IV-A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Notes are referred to herein as the "Offered Notes"

Denominations: The Offered Notes are issuable in minimum denominations of an original amount of $25,000 and multiples of $1 in excess thereof.

Federal Tax Treatment: The Offered Notes will be characterized as debt for federal income tax purposes.

ERISA Considerations: The Offered Notes generally may be purchased by, on behalf of, or with plan assets of, a Plan, if a prohibited transaction class exemption, based on the identity of the fiduciary making the decision to acquire such Notes on behalf of the Plan or the source of funds for such acquisition, is applicable to the acquisition, holding and transfer of the Notes.

SMMEA Eligibility: The Offered Notes will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

P&I Advances: The RMBS Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the RMBS Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Notes and are not intended to guarantee or insure against losses.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the applicable Servicing Fee.

Servicing Fee: With respect to each mortgage loan and any payment date, the fee payable to the RMBS Servicer in respect of servicing compensation that accrues at an annual rate equal to the related servicing fee rate multiplied by the principal balance of such mortgage loan as of the first day of the related Due Period.

Servicing Fee Rate: 0.375% conforming balance mortgage loans, 0.25% non-conforming balance mortgage loans

Accrual Period: The "Accrual Period" for all of the Classes of Notes except the Class II-A, Class III-A Notes and Class IV-A Notes will be the period from and including the preceding payment date (or from the Settlement Date with respect to the first payment date) to and including the day prior to the current payment date. The "Accrual Period" for the Class III-A Noes and Class IV-A Notes will be the calendar month preceding the month in which the payment date occurs, beginning in June 2005. The Securities Administrator will calculate interest on all of the Classes of Notes except for the Class II-A, Class III-A Notes and Class IV-A Notes on an actual/360 basis. The Securities Administrator will calculate interest on the Class II-A, Class III-A Notes and Class IV-A Notes on a 30/360 basis.

Credit Enhancement for the Group I-IV Notes: Subordination (includes initial OC):

Initially, [7.55%] for the Group I-IV Senior Notes,[5.95%] for the Class M-1 Notes, [4.90%] for the Class M-2 Notes, [4.30%] for the Class M-3 Notes, [3.58%] for the Class M-4 Notes, [1.84%] for the Class M-5 Notes and [0.35%] for the Class B Notes.

- Overcollateralization ("OC")

Initial (% Orig.)	0.35%
OC Target (% Orig.)	0.35%
Stepdown (% Current)	None
OC Floor (% Orig.)	0.35%

- Excess spread, which will initially be equal to approximately [ ] bps per annum (before losses) as of the Cut-off Date, is expected to be available to cover losses on all the Group I-IV Notes and to replenish OC as needed.

Available Funds For any Payment Date and with respect to each Loan Group, will be an amount that generally includes (1) all previously undistributed principal and interest portions of scheduled payments, principal prepayments and the principal and interest portions of net liquidation proceeds, (2) any monthly advances and compensating interest payments made by the RMBS Master Servicer or RMBS Servicer for such Payment Date in respect of the mortgage loans in the related Loan Group, (3) any amounts reimbursed by the RMBS Master Servicer in connection with losses on certain eligible investments; (4) amounts transferred from the related Interest Coverage Account and, at the end of the Prefunding Period, any excess amounts transferred from the related Pre-Funding Account and (5) interest earned on amounts on deposit in the related Pre-Funding Account (6) fees payable to, and amounts reimbursable to, the RMBS Master Servicer, the RMBS Servicer, the Securities Administrator, the Indenture Trustee and the Custodian.

Accrued Note Interest: For any Payment Date and each class of Notes, interest accrued during the related accrual period at the then-applicable Note Interest Rate on the related note principal balance thereof immediately prior to such Payment Date, plus any Accrued Note Interest remaining unpaid from any prior Payment Date with interest thereon at the related Note Interest Rate.

Available Funds Rate: On any Payment Date and any class of Class I-A, Class II-A, Class III-A or Class IV-A Notes, the per annum rate equal to (a) the weighted average (as described below) of (1) the weighted average of the Net Mortgage Rates on the related mortgage loans included in the trust as of the end of the prior Due Period, weighted on the basis of the principal balances thereof as of the end of the prior Due Period, and (2) the amount of interest earned on amounts on deposit in the related Pre-Funding Account from the prior Payment Date to the current Payment Date, expressed as a percentage of the related Pre-Funded Amount at the end of the prior Due Period and converted to a per annum rate, weighted on the basis of the related Pre-Funded Amount as of the end of the related Due Period, times (b) in the case of the Class I-A Notes only, a fraction equal to (x) 30 divided by (y) the number of days in the related Accrual Period and times (c) the Adjustment Fraction. In addition, the Available Funds Rate with respect to the Class I-A Notes will be reduced by the Additional Negative Amortization Principal Amount, expressed as a percentage of the aggregate Note Principal Balance of the Class I-A Notes. The weighted average of clauses (1) and (2) above shall be weighted on the basis of the aggregate Principal balance of the related mortgage loans as of the beginning of the related Due Period and the aggregate amount on deposit in the related Pre-Funding Account, respectively.

On any Payment Date and any class of Class M Notes, the per annum rate equal to (a) the weighted average (as described below) of (1) the weighted average of the Net Mortgage Rates of the mortgage loans in Loan Group I, Loan Group II, Loan Group III and Loan Group IV included in the trust as of the end of the prior Due Period, weighted on the basis of the Principal balances thereof as of the end of the prior Due Period, weighted in proportion to the results of subtracting from the aggregate Principal balance of the mortgage loans of Loan Group I, Loan Group II, Loan Group III and Loan Group IV, the aggregate Note Principal Balance of the related Class I-A, Class II-A, Class III-A and Class IV-A Notes, respectively, and (2) the amount of interest earned on amounts on deposit in the related Pre-Funding Account from the prior Payment Date to the current Payment Date, expressed as a percentage of the related Pre-Funded Amount at the end of the prior Due Period and converted to a per annum rate, weighted on the basis of the related Pre-Funded Amount as of the end of the related Due Period, times (b) a fraction equal to (x) 30 divided by (y) the number of days in the related Accrual Period and times (c) the Adjustment Fraction. The weighted average of clauses (1) and (2) above shall be weighted on the basis of the aggregate Principal balance of the related mortgage loans as of the beginning of the related Due Period and the aggregate amount on deposit in the related Pre-Funding Account, respectively.

Adjustment Fraction: For any Payment Date with respect to the Class I-A, Class II-A, Class III-A, Class IV-A, Class M and Class B Notes, a fraction, (x) the numerator of which is the aggregate Principal balance of the mortgage loans of Loan Group I, Loan Group II, Loan Group III, and Loan Group IV at the beginning of the related Due Period, and (y) the denominator of which is the aggregate Note Principal Balance of the Class I-A, Class II-A, Class III-A, Class IV-A and Class M Notes immediately prior to that Payment Date.

Principal Remittance Amount:	For any payment date and any loan group or the mortgage loans in the aggregate, as applicable, the sum of (a) the principal portion of all scheduled monthly payments on the related mortgage loans on the related due date, (b) the principal portion of all proceeds of the repurchase of mortgage loans in the related loan group during the preceding calendar month, (c) any amount remaining on deposit in the related Pre-Funding Account at the end of the Prefunding Period and (d) the principal portion of all other unscheduled collections received during the preceding calendar month in respect of the related mortgage loans. In addition, with respect to the Group I Loans, the Principal Remittance Amount shall be reduced (to not less than zero) by the Negative Amortization Amount on the Group I Loans.
Group I-IV Basic Principal Distribution Amount:	With respect to any payment date and loan groups I-IV, the lesser of (a) the excess of (i) the aggregate Available Funds for loan groups I-IV for such payment date over (ii) the aggregate amount of Accrued Note Interest for the related Notes for such payment date and (b) the aggregate Principal Remittance Amount for loan groups I-IV.
Group I-IV Principal Distribution Amount:	For any payment date and loan groups I-IV, the sum of (a) the Group I-IV Basic Principal Distribution Amount and (b) the Group I-IV Overcollateralization Increase Amount. In addition, the Group I-IV Principal Distribution Amount shall be reduced to the extent the Group I-IV Overcollateralization Amount for exceeds the Group I-IV Overcollateralization Target Amount, by the amount of such excess.
Group I-IV Net Monthly Excess Cashflow:	For any payment date, the sum of (1) the excess of (x) the aggregate Group I, Group II, Group III and Group IV Available Funds for such payment date over (y) the sum for such payment date of (a) the aggregate amount of Accrued Note Interest for the Group I, Group II, Group III and Group IV Notes and (b) the aggregate Principal Remittance Amount used to make payments in respect of the principal to the Group I, Group II, Group III and Group IV Notes and (2) amounts payable from Net Monthly Excess Cashflow from the Group V Loans as provided in the indenture.
Group I-IV Overcollateralization Increase Amount:	For any payment date, the lesser of (i) the Group I-IV Net Monthly Excess Cashflow for such payment date and (ii) the excess, if any, of (a) the Group I-IV Overcollateralization Target Amount over (b) the Group I-IV Overcollateralization Amount on such payment date after taking into account payments to the Group I-IV Notes of the Group I-IV Basic Principal Distribution Amount on such payment date.
Group I-IV Overcollateralization Amount:	For any payment date, the amount, if any, by which (i) the aggregate principal balance of the Group I, Group II, Group III and Group IV mortgage loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, including Realized Losses on the mortgage loans incurred during the related Prepayment Period) and the related Pre-Funded Amount, exceeds (ii) the aggregate note principal balance of the Group I-IV Notes as of such payment date.

Group I-IV Overcollateralization Target Amount and Overcollateralization Floor: 0.35% of the Cut-off Date Balance of the Group I-IV mortgage loans (which includes amounts on deposit in the related prefunding accounts as of the Closing Date) plus the amount of any Additional Negative Amortization Principal Amount.

Basis Risk Shortfall Carryforward Amount and Net WAC Shortfall Carryforward Amount: For any payment date for the Class I-A-1, Class I-A-2, Class I-A-3, Class II-A, Class III-A, Class IV-A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Notes, the sum of (i) if on such payment date the note interest rate for the related Notes is based on the related Available Funds Rate, the excess, if any, of (a) the Accrued Note Interest that would have been payable had the note interest rate for the related Notes been calculated at (i) the lesser of the LIBOR-based rate and the maximum rate with respect to the Class I-A-1, Class I-A-2, Class I-A-3, Class II-A, Class M-1, Class M-2, Class M-3, Class M-4 or Class M-5 Notes or in the case of the Class III-A or Class IV-A Notes after the related note rate change date or (ii) such class's fixed-rate with respect to the Class III-A Notes or Class IV-A Notes before the related note rate change date over (b) interest calculated at the Available Funds Rate and (ii) any such amounts remaining unpaid from prior payment dates with interest thereon at the Note Interest Rate for such payment date to the extent previously unreimbursed by related Net Monthly Excess Cashflow and in the case of the Class II-A Notes, by the Class II-A Corridor Cap Agreement.

Group I-IV Stepdown Date: The later to occur of (x) the Payment Date occurring in July 2008 and (y) the first Payment Date on which the Credit Enhancement Percentage for the Group I-IV Class A Notes (calculated for this purpose only after taking into account distributions of principal on the related mortgage loans, but prior to any distribution of the Group I-IV Principal Distribution Amount to the holders of the Group I-IV Notes then entitled to distributions of principal on such Payment Date) is greater than or equal to approximately [15.10%].

Group I-IV Trigger Event: A "Group I-IV Trigger Event," with respect to each Payment Date on or after the Stepdown Date, exists if the three-month rolling average of the percent equal to the sum of the aggregate Principal balances of the related mortgage loans that are 60 days or more delinquent or are in bankruptcy or foreclosure or are REO properties over the sum of the aggregate Principal balances of the related mortgage loans as of the last day of the related due period, equals or exceeds [50]% of the aggregate amount of the Class M Notes, Class B Notes and Group I-IV Overcollateralization Amount or if the Cumulative Loss Test has been violated.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Payment Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the sum of (i) the aggregate principal balance of the mortgage loans as of the Cut-Off Date and (ii) the related pre-funded amounts exceeds the applicable percentages set forth below with respect to such Payment Date.

Payment Date:	Percentage
July 2008 through June 2009:	[1.75]%
July 2009 and thereafter:	[2.00]%

Priority of Payments:

Payments on the Notes will be made on the 25th day of each month (or next business day) from Available Funds. Available Funds for each Loan Group will be distributed according to the following priority:

Available Funds:

On each Payment Date, payments on the Notes, to the extent of the Group I, Group II, Group III and Group IV Available Funds, will be made according to the following priority:

Group I-IV Interest Payments

1) From each Available Funds, concurrently, to the holders of the related Class I-A-1, Class I-A-2, Class I-A-3, Class II-A, Class III-A and Class IV-A Notes, the related Accrued Note Interest and any related Unpaid Interest Shortfall;
2) From remaining Group I, Group II, Group III and Group IV Available Funds, to the holders of the Class M-1 Notes, the Accrued Note Interest for such class;
3) From remaining Group I, Group II, Group III and Group IV Available Funds, to the holders of the Class M-2 Notes, the Accrued Note Interest for such class;
4) From remaining Group I, Group II, Group III and Group IV Available Funds, to the holders of the Class M-3 Notes, the Accrued Note Interest for such class;
5) From remaining Group I, Group II, Group III and Group IV Available Funds, to the holders of the Class M-4 Notes, the Accrued Note Interest for such class;
6) From remaining Group I, Group II, Group III and Group IV Available Funds, to the holders of the Class M-5 Notes, the Accrued Note Interest for such class;
7) Any remainder (to the extent not included as part of the Group I-IV Principal Distribution Amount) to be included as Group I-IV Net Monthly Excess Cashflow as described below.

Group I-IV Principal Distributions:

<u>Prior to the Group I-IV Stepdown Date or on which a Group I-IV Trigger Event is in effect:</u>

1) From the Principal Distribution Amount for Loan Group I, payments of principal to the holders of the Class I-A-1, Class I-A-2 and Class I-A-3 Notes, pro rata, until the Note Principal Balance of each such class has been reduced to zero;
2) From the Principal Distribution Amount for Loan Group II, payments of principal to the holders of the Class II-A Notes, until the Note Principal Balance of such class has been reduced to zero;
3) From the Principal Distribution Amount for Loan Group III, payments of principal to the holders of the Class III-A Notes, until the Note Principal

Balance of such class has been reduced to zero;

4) From the Principal Distribution Amount for Loan Group IV, payments of principal to the holders of the Class IV-A Notes until the Note Principal Balance of such class has been reduced to zero;
5) From the aggregate remaining Principal Distribution Amount for Loan Groups I, II, III and IV, payments of principal to the holders of the Class I-A, Class II-A, Class III-A and Class IV-A Notes on a pro rata basis, based on the Note Principal Balances thereof, until the Note Principal Balances thereof have been reduced to zero, with any amounts payable to the Class I-A Notes payable to the Class I-A-1, Class I-A-2 and Class I-A-3 Notes pro rata;
6) To the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Notes, sequentially, from the remaining Group I-IV Principal Distribution Amount, until the Note Principal Balance of such class has been reduced to zero;
7) Any remainder as part of Group I-IV Net Monthly Excess Cashflow as described below.

On or after the Group I-IV Stepdown Date on which a Group I-IV Trigger Event is not in effect:

1) From the Principal Distribution Amount for Loan Group I, the Class I-A Principal Distribution Amount to the holders of the Class I-A-1, Class I-A-2 and Class I-A-3 Notes, pro rata, until the Note Principal Balance of each such class has been reduced to zero;
2) From the Principal Distribution Amount for Loan Group II, the Class II-A Principal Distribution Amount to the holders of the Class II-A Notes, until the Note Principal Balance of such class has been reduced to zero;
3) From the Principal Distribution Amount for Loan Group III, the Class III-A Principal Distribution Amount to the holders of the Class III-A Notes until the Note Principal Balance of such class has been reduced to zero;
4) From the Principal Distribution Amount for Loan Group IV, the Class IV-A Principal Distribution Amount to the holders of the Class IV-A Notes until the Note Principal Balance of such class has been reduced to zero;
5) From the aggregate remaining Principal Distribution Amount for Loan Groups I, II, III and IV, the aggregate remaining Class I-A, Class II-A, Class III-A and Class IV-A Principal Distribution Amount to the holders of the Class I-A, Class II-A, Class III-A and Class IV-A Notes on a pro rata basis, based on the Note Principal Balances thereof, until the Note Principal Balances thereof have been reduced to zero, with any amounts payable to the Class I-A Notes payable to the Class I-A-1, Class I-A-2 and Class I-A-3 Notes pro rata;
6) To the holders of the Class M-1 Notes, Class M-1 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
7) To the holders of the Class M-2 Notes, Class M-2 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
8) To the holders of the Class M-3 Notes, Class M-3 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;

9) To the holders of the Class M-4 Notes, Class M-4 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
10) To the holders of the Class M-5 Notes, Class M-5 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
11) To the holders of the Class B Notes, Class B Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero; and
12) Any remainder as part of Group I-IV Net Monthly Excess Cashflow as described below.

Group I-IV Net Monthly Excess Cashflow:

On each Payment Date, Group I-IV Net Monthly Excess Cashflow will be distributed as follows:

1) To the holders of the Class I-A Notes, pro rata, Class II-A, Class III-A, Class IV-A, Class M and Class B Notes in an amount equal to the Group I-IV Overcollateralization Increase Amount, payable to such holders as part of the Group I-IV Principal Distribution Amount in the same priority as described under "Group I-IV Principal Distributions" above; to replenish the Overcollateralization Target Amount;
2) To the Class I-A-2 Notes and Class I-A-3 Notes, pro rata, any Allocated Realized Loss Amount for such Notes;
3) To the Class M-1 Notes, any Unpaid Interest Shortfalls Amount and any Allocated Realized Loss Amount, in that order, on the Class M-1 Notes;
4) To the Class M-2 Notes, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-2 Notes;
5) To the Class M-3 Notes, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-3 Notes;
6) To the Class M-4 Notes, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-4 Notes;
7) To the Class M-5 Notes, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-5 Notes;
8) To the Class B Notes any Allocated Realized Loss Amount on the Class B Notes;
9) Concurrently, to the Class I-A-1, Class I-A-2, Class I-A-3, Class II-A, Class III-A, and Class IV-A Notes, any Basis Risk Shortfall Carryforward Amount due to such classes, pro rata based on the amount of Basis Risk Shortfall Carryforward Amount or Net WAC Shortfall Carryforward Amount due such classes; and then to the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Notes, in that order, any Basis Risk Shortfall Carryforward Amount or Net WAC Shortfall Carryforward Amount for such notes;
10) To the Group V Notes any crossable payments as provided in the indenture;
11) To the holders of the Class N Notes as provided in the indenture; and
12) To the holders of the Trust Certificates, as provided in the indenture and trust agreement.

Group I-IV Class A Principal Distribution Amount: For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount

	equal to the lesser of (A) the Group I-IV Principal Distribution Amount for such Payment Date and (B) an amount equal to the excess of (x) the aggregate Note Principal Balance of the classes of Class I-A-1, Class I-A-2, Class I-A-3, Class II-A, Class III-A and Class IV-A Notes (collectively, the "Group I-IV Class A Notes") immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) [84.90]% and (ii) the aggregate principal balance of the Group I-IV mortgage loans as of the last day of the related due period and (B) the aggregate principal balance of the Group I-IV mortgage loans as of the last day of the related due period minus the related OC Floor.
Class I-A, Class II-A, Class III-A and Class IV-A Principal Distribution Amounts:	For any applicable Payment Date, a pro rata portion of the Group I-IV Class A Principal Distribution Amount based upon principal funds received on the Group I-IV mortgage loans.
Class M-1 Principal Distribution Amount:	For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the remaining Group I-IV Principal Distribution Amount for that Payment Date after payment of the Group I-IV Class A Principal Distribution Amount and (B) the excess, if any, of (i) the sum of (1) the aggregate Note Principal Balance of the Group I-IV Class A Notes (after taking into account the payment of the Group I-IV Class A Principal Distribution Amount for such Payment Date) and (2) the Note Principal Balance of the Class M-1 Notes immediately prior to such Payment Date, over (ii) the lesser of (a) the product of (i) approximately [88.10]% and (ii) the aggregate principal balance of the Group I-IV mortgage loans as of the last day of the related due period, and (b) the aggregate principal balance of the Group I-IV mortgage loans as of the last day of the related due period minus the related OC Floor.
Class M-2 Principal Distribution Amount:	For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the remaining Group I-IV Principal Distribution Amount for that Payment Date after payment of the Group I-IV Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount and (B) the excess, if any, of (i) the sum of (1) the aggregate Note Principal Balance of the Group I-IV Class A Notes (after taking into account the payment of the Group I-IV Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date) and (3) the Note Principal Balance of the Class M-2 Notes immediately prior to such Payment Date, over (ii) the lesser of (a) the product of (i) approximately [90.20]% and (ii) the aggregate principal balance of the Group I-IV mortgage loans as of the last day of the related due period, and (b) the aggregate principal balance of the Group I-IV mortgage loans as of the last day of the related due period minus the related OC Floor.

Class M-3 Principal Distribution Amount:	For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the remaining Group I-IV Principal Distribution Amount for that Payment Date after payment of the Group I-IV Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and (B) the excess, if any, of (i) the sum of (1) the aggregate Note Principal Balance of the Group I-IV Class A Notes (after taking into account the payment of the Group I-IV Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date) (3) the Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date) and (4) the Note Principal Balance of the Class M-3 Notes immediately prior to such Payment Date, over (ii) the lesser of (a) the product of (i) approximately [91.40]% and (ii) the aggregate principal balance of the Group I-IV mortgage loans as of the last day of the related due period, and (b) the aggregate principal balance of the Group I-IV mortgage loans as of the last day of the related due period minus the related OC Floor.
Class M-4 Principal Distribution Amount:	For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the remaining Group I-IV Principal Distribution Amount for that Payment Date after payment of the Group I-IV Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount and (B) the excess, if any, of (i) the sum of (1) the aggregate Note Principal Balance of the Group I-IV Class A Notes (after taking into account the payment of the Group I-IV Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date) (3) the Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date) (4) the Note Principal Balance of the Class M-3 Notes (after taking into account the payment of the Class M-3 Principal Distribution Amount for such Payment Date and (5) the Note Principal Balance of the Class M-4 Notes immediately prior to such Payment Date, over (ii) the lesser of (a) the product of (i) approximately [92.84]% and (ii) the aggregate principal balance of the Group I-IV mortgage loans as of the last day of the related due period, and (b) the aggregate principal balance of the Group I-IV mortgage loans as of the last day of the related due period minus the related OC Floor.

Class M-5 Principal Distribution Amount:	For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the remaining Group I-IV Principal Distribution Amount for that Payment Date after payment of the Group I-IV Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount and (B) the excess, if any, of (i) the sum of (1) the aggregate Note Principal Balance of the Group I-IV Class A Notes (after taking into account the payment of the Group I-IV Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date) (3) the Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date) (4) the Note Principal Balance of the Class M-3 Notes (after taking into account the payment of the Class M-3 Principal Distribution Amount for such Payment Date (5) the Note Principal Balance of the Class M-4 Notes (after taking into account the payment of the Class M-4 Principal Distribution Amount for such Payment Date and (5) the Note Principal Balance of the Class M-5 Notes immediately prior to such Payment Date, over (ii) the lesser of (a) the product of (i) approximately [96.32]% and (ii) the aggregate principal balance of the Group I-IV mortgage loans as of the last day of the related due period, and (b) the aggregate principal balance of the Group I-IV mortgage loans as of the last day of the related due period minus the related OC Floor.

Class B Principal Distribution Amount:	For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the remaining Group I-IV Principal Distribution Amount for that Payment Date after payment of the Group I-IV Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount and (B) the excess, if any, of (i) the sum of (1) the aggregate Note Principal Balance of the Group I-IV Class A Notes (after taking into account the payment of the Group I-IV Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date) (3) the Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date) (4) the Note Principal Balance of the Class M-3 Notes (after taking into account the payment of the Class M-3 Principal Distribution Amount for such Payment Date (5) the Note Principal Balance of the Class M-4 Notes (after taking into account the payment of the Class M-4 Principal Distribution Amount for such Payment Date (6) the Note Principal Balance of the Class M-5 Notes (after taking into account the payment of the Class M-5 Principal Distribution Amount for such Payment Date and (5) the Note Principal Balance of the Class B Notes immediately prior to such Payment Date, over (ii) the lesser of (a) the product of (i) approximately [99.30]% and (ii) the aggregate principal balance of the Group I-IV mortgage loans as of the last day of the related due period, and (b) the aggregate principal balance of the Group I-IV mortgage loans as of the last day of the related due period minus the related OC Floor.
Realized Losses:	Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses:

Any Realized Losses on the Group I-IV mortgage loans will be allocated on any payment date; first, to the Group I-IV Net Monthly Excess Cashflow, by an increase in the Group I-IV Overcollateralization Increase Amount for that payment date; second, in reduction of the Group I-IV Overcollateralization Amount, until reduced to zero. Following the reduction of the Group I-IV Overcollateralization Amount to zero, Realized Losses on the Group I-IV mortgage loans will generally be allocated to the related notes in reverse numerical order starting with the Class B Notes, the Class M-5 Notes, the Class M-4 Notes, the Class M-3 Notes, the Class M-2 Notes and the Class M-1 Notes, in that order until reduced to zero. Once the Class M-1 Notes have been reduced to zero, the Group I pro rata share of Realized Losses based on the outstanding balance of the Group I Loans as a percentage of the aggregate balance of the Group I-IV Loans, will be allocated to the Class I-A-3 Notes and Class I-A-2 Notes reverse sequentially, in that order, until reduced to zero. The Indenture does not permit the allocation of Realized Losses to the Class I-A-1, Class II-A, Class III-A and Class IV-A Notes.

Once Realized Losses have been allocated to any class of Class M or Senior Mezzanine Notes such amounts with respect to such notes will no longer accrue interest; however, such amounts may be reinstated thereafter to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount:

With respect to the Notes, other than the Class I-A-1, Class II-A, Class III-A and Class IV-A Notes, and any Payment Date, an amount equal to the sum of any Realized Loss allocated to that class of Notes on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Dates.

Class II-A Corridor Cap Agreement:

Class II-A Corridor Cap Agreement:

The Class II-A Notes will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to a corridor cap agreement (the "Class II-A Corridor Cap Agreement") purchased with respect to the Class II-A Notes. The Class II-A Corridor Cap Agreement is intended to partially mitigate the interest rate risk that could result from the difference between the Note Interest Rate on the Class II-A Notes and the related Available Funds Rate.

On each Payment Date, payments under the Class II-A Corridor Cap Agreement will be an amount equal to the product of (i) the excess of the minimum of (1) one-month LIBOR for such Distribution Date over the low strike and (2) the high strike rate over the low strike rate (ii) the lesser of (a) the Note Principal Balance of the Class II-A Notes for such Distribution Date and (b) the notional balance based on certain prepayment speeds for such class on such Distribution Date as set forth in Exhibit I and (iii) 1/12

See Exhibit I for a schedule of Class II-A Corridor Cap Notional Amounts and Strike Rates by month.

Corridor Cap Provider:

An entity rated at least AA/Aa2 by S&P and Moody's (which may include an affiliate of the Depositor and/or Underwriter)

Exhibit I – Class II-A Corridor Cap Terms

Payment Date	Class II-A Cap Notional Amount	Low Strike	High Strike
25-Jul-05	$1,113,082,000.00	3.46%	8.00%
25-Aug-05	1,090,818,267.29	4.44	8.00
25-Sep-05	1,068,976,155.00	4.64	8.00
25-Oct-05	1,047,537,968.52	4.84	8.00
25-Nov-05	1,026,497,642.27	4.67	8.00
25-Dec-05	1,005,846,402.44	4.86	8.00
25-Jan-06	985,577,047.81	3.95	8.00
25-Feb-06	965,682,535.23	3.95	8.00
25-Mar-06	946,155,938.92	4.52	8.00
25-Apr-06	926,990,460.99	3.96	8.00
25-May-06	908,179,429.08	4.14	8.00
25-Jun-06	889,716,294.00	4.79	8.00
25-Jul-06	871,605,105.64	4.75	8.00
25-Aug-06	853,828,686.63	4.54	8.00
25-Sep-06	836,380,854.59	4.54	8.00
25-Oct-06	819,255,541.21	4.75	8.00
25-Nov-06	802,446,790.21	4.54	8.00
25-Dec-06	785,948,755.23	4.75	8.00
25-Jan-07	769,755,697.80	4.55	8.00
25-Feb-07	753,861,985.36	4.55	8.00
25-Mar-07	738,262,089.33	5.20	8.00
25-Apr-07	722,950,583.14	4.54	8.00
25-May-07	707,922,140.40	4.80	8.00
25-Jun-07	693,173,646.67	5.56	9.00
25-Jul-07	678,698,185.36	5.73	9.00
25-Aug-07	664,490,337.32	5.55	9.00
25-Sep-07	650,545,126.73	5.54	9.00
25-Oct-07	636,857,703.17	5.70	9.00
25-Nov-07	623,423,305.71	5.52	9.00
25-Dec-07	610,237,261.30	5.69	9.00
25-Jan-08	597,294,983.16	5.50	9.00
25-Feb-08	584,591,969.12	5.50	9.00
25-Mar-08	572,123,800.15	5.85	9.00
25-Apr-08	559,886,138.75	5.48	9.00
25-May-08	547,874,727.49	5.69	9.00

Exhibit II– Group I-IV Available Funds Cap Schedule (1) (2)

Payment Date	Class I-A AFC	Class II-A AFC	Class III-A AFC	Class IV-A AFC	Class M AFC
25-Jul-2005	1.38138%	9.42721%	5.89871%	5.83894%	3.74999%
25-Aug-2005	9.60254	9.19229	5.90143	5.84167	6.41456
25-Sep-2005	9.60685	9.47474	5.90405	5.84431	6.55407
25-Oct-2005	9.93163	9.30455	5.90674	5.84701	6.78359
25-Nov-2005	9.61576	9.48911	5.90949	5.84978	6.57117
25-Dec-2005	9.94106	9.30282	5.91231	5.85261	6.79368
25-Jan-2006	9.62511	10.21780	5.91519	5.85551	6.57832
25-Feb-2006	9.62995	10.22097	5.91815	5.85848	6.58164
25-Mar-2006	10.66722	9.65422	5.92118	5.86152	7.29059
25-Apr-2006	9.63999	10.21754	5.92428	5.86463	6.58854
25-May-2006	9.96669	10.04095	5.92745	5.86782	6.81184
25-Jun-2006	9.65051	10.23864	5.93070	5.87108	6.83612
25-Jul-2006	9.97784	10.28455	5.93404	5.87443	7.06856
25-Aug-2006	9.66157	10.49867	5.93745	5.87785	6.84451
25-Sep-2006	9.66729	10.50289	5.94095	5.88136	6.84858
25-Oct-2006	9.99560	10.29722	5.94454	5.88496	7.08117
25-Nov-2006	9.67917	10.51164	5.94821	5.88864	6.85702
25-Dec-2006	10.00817	10.30685	5.95197	5.89240	7.09030
25-Jan-2007	9.69163	10.51339	5.95582	5.89626	6.86659
25-Feb-2007	9.69809	10.51814	5.95977	5.90022	6.87118
25-Mar-2007	10.74449	9.87301	5.96381	5.90426	7.61258
25-Apr-2007	9.71149	10.53801	5.96796	5.90842	6.88070
25-May-2007	10.04240	10.33013	5.97221	5.91268	7.12899
25-Jun-2007	9.72558	11.91813	5.97657	5.91704	7.28639
25-Jul-2007	10.05732	11.75727	5.98105	5.92152	7.53574
25-Aug-2007	9.74039	11.94386	5.98563	5.92611	7.29828
25-Sep-2007	9.74807	11.96061	5.99033	5.93081	7.30405
25-Oct-2007	10.08113	11.80753	5.99514	5.93562	7.55362
25-Nov-2007	9.76400	12.01030	6.00007	5.94055	7.32048
25-Dec-2007	10.09800	12.01294	6.00513	5.94561	7.61956
25-Jan-2008	9.78072	12.21272	6.01031	5.95079	7.38079
25-Feb-2008	9.78940	12.22051	6.01562	5.95609	7.38735
25-Mar-2008	10.47403	11.87849	6.02105	5.96153	7.90401
25-Apr-2008	9.80740	12.25666	6.02663	5.96710	7.40096
25-May-2008	10.14395	12.07180	6.03234	5.97280	7.65988
25-Jun-2008	9.82630	10.43389	6.03820	5.97865	7.89365
25-Jul-2008	10.16401	10.45477	6.04422	5.98467	8.16801
25-Aug-2008	9.78145	10.39709	6.01059	5.95142	7.86277
25-Sep-2008	9.78145	10.39753	6.01057	5.95145	7.86349
25-Oct-2008	10.10749	10.39798	6.01054	5.95148	8.12605

25-Nov-2008	9.78144	10.39919	6.01052	5.95150	7.86455
25-Dec-2008	10.10749	10.51578	6.01049	5.95153	8.16116
25-Jan-2009	9.78144	10.51882	6.01046	5.95156	7.89898
25-Feb-2009	9.78144	10.51929	6.01044	5.95159	7.89931
25-Mar-2009	10.82945	10.51976	6.01041	5.95161	8.74599
25-Apr-2009	9.78143	10.52024	6.01038	5.95164	7.89987
25-May-2009	10.10746	10.52106	6.01036	5.95167	8.16164
25-Jun-2009	9.78141	11.09487	6.01033	5.95170	8.05908
25-Jul-2009	10.10746	11.09762	6.01030	5.95172	8.32626
25-Aug-2009	9.78141	11.09781	6.01028	5.95175	8.05548
25-Sep-2009	9.78141	11.09799	6.01025	5.95178	8.05324
25-Oct-2009	10.10746	11.09818	6.01022	5.95181	8.31931
25-Nov-2009	9.78141	11.09837	6.01019	5.95364	8.04888
25-Dec-2009	10.10746	11.10006	6.01017	5.95367	8.31514
25-Jan-2010	9.78141	11.10077	6.01014	5.95369	8.04460
25-Feb-2010	9.78142	11.10096	6.01011	5.95372	8.04208
25-Mar-2010	10.82942	11.10116	6.01008	6.03862	8.91558
25-Apr-2010	9.78142	11.10135	6.01005	6.03862	8.05015
25-May-2010	10.10746	11.10155	6.01002	6.04718	8.31710
25-Jun-2010	9.78142	11.39846	11.19795	11.13944	10.68492
25-Jul-2010	10.10746	11.39845	11.19797	11.13948	11.04254
25-Aug-2010	9.78142	11.39844	11.19799	11.13951	10.68777
25-Sep-2010	9.78142	11.39843	11.19801	11.13956	10.68925
25-Oct-2010	10.10746	11.39843	11.19803	11.13959	11.04713
25-Nov-2010	9.78142	11.39842	11.19805	11.13963	10.69232
25-Dec-2010	10.10746	11.39841	11.20084	11.13967	11.05136
25-Jan-2011	9.78142	11.39840	11.20086	11.13971	10.69649
25-Feb-2011	9.78142	11.39839	11.20088	11.13975	10.69816
25-Mar-2011	10.82943	11.39839	11.20089	11.13978	11.84629
25-Apr-2011	9.78142	11.39835	11.20091	11.13982	10.70162
25-May-2011	10.10746	11.39831	11.20093	11.13986	11.06018
25-Jun-2011	9.78142	11.39831	11.20179	11.14461	10.70629
25-Jul-2011	10.10746	11.39827	11.20181	11.14465	11.06510
25-Aug-2011	9.78142	11.39823	11.20183	11.14469	10.71008
25-Sep-2011	9.78142	11.39819	11.20185	11.14472	10.71205
25-Oct-2011	10.10746	11.39815	11.20187	11.14476	11.07121
25-Nov-2011	9.78142	11.39811	11.20189	11.14480	10.71614
25-Dec-2011	10.10746	11.39807	11.20274	11.14484	11.07583
25-Jan-2012	9.78142	11.39803	11.20276	11.14488	10.72072
25-Feb-2012	9.78142	11.39799	11.20278	11.14492	10.72295
25-Mar-2012	10.45600	11.39795	11.20280	11.14496	11.46490
25-Apr-2012	9.78142	11.39790	11.20282	11.14500	10.72757
25-May-2012	10.10746	11.39786	11.20284	11.14504	11.08763
25-Jun-2012	9.78142	11.39782	11.20286	11.14508	10.73242
25-Jul-2012	10.10747	11.39777	11.20288	11.14512	11.09277
25-Aug-2012	9.78142	11.39773	11.20290	11.14516	10.73751

25-Sep-2012	9.78142	11.39768	11.20292	11.14520	10.74016
25-Oct-2012	10.10747	11.39763	11.20294	11.14524	11.10096
25-Nov-2012	9.78142	11.39759	11.20296	11.14528	10.74564
25-Dec-2012	10.10747	11.39754	11.20298	11.14532	11.10677
25-Jan-2013	9.78142	11.39749	11.20300	11.14536	10.75140
25-Feb-2013	9.78142	11.39742	11.20302	11.14540	10.75436
25-Mar-2013	10.82943	11.39734	11.20304	11.14544	11.90997
25-Apr-2013	9.78142	11.39726	11.20307	11.14549	10.76050
25-May-2013	10.10747	11.39719	11.20309	11.14553	11.12248
25-Jun-2013	9.78142	11.39711	11.20311	11.14557	10.76695
25-Jul-2013	10.10747	11.39703	11.20313	11.14561	11.12931
25-Aug-2013	9.78142	11.39695	11.20315	11.14566	10.77374

(1) Available Funds Cap Calculation assumes all indices are at 20% and in the case of the Class II-A AFC, includes proceeds received under the Class II-A Corridor Cap
(2) Assumes a Settlement Date of June 17, 2005

Exhibit III - Price/Yield Tables [1]

Assumptions:	**10% CPR**	**15% CPR**	**25% CPR**	**30% CPR**	**35% CPR**	**45% CPR**	**55% CPR**
Class I-A-1 ***Run to 10% Optional Termination***							
Price: 100.000							
Yield (%)	3.46	3.46	3.46	3.46	3.46	3.46	3.46
WAL (yrs)	7.66	5.30	3.10	2.50	2.07	1.45	1.06
Start Date	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005
End Date	9/25/2023	8/25/2018	6/25/2013	12/25/2011	12/25/2010	6/25/2009	6/25/2008
Class I-A-2 ***Run to 10% Optional Termination***							
Price: 100.000							
Yield (%)	3.51	3.51	3.51	3.51	3.51	3.51	3.51
WAL (yrs)	7.66	5.30	3.10	2.50	2.07	1.45	1.06
Start Date	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005
End Date	9/25/2023	8/25/2018	6/25/2013	12/25/2011	12/25/2010	6/25/2009	6/25/2008
Class I-A-3 ***Run to 10% Optional Termination***							
Price: 100.000							
Yield (%)	3.56	3.56	3.56	3.56	3.56	3.56	3.56
WAL (yrs)	7.66	5.30	3.10	2.50	2.07	1.45	1.06
Start Date	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005
End Date	9/25/2023	8/25/2018	6/25/2013	12/25/2011	12/25/2010	6/25/2009	6/25/2008
Class II-A ***Run to 10% Optional Termination***							
Price: 102.000							
Yield (%)	4.38	4.24	3.92	3.74	3.54	3.07	2.50
WAL (yrs)	7.33	5.08	3.00	2.42	2.01	1.42	1.05
Start Date	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005
End Date	9/25/2023	8/25/2018	6/25/2013	12/25/2011	12/25/2010	6/25/2009	6/25/2008
Class III-A ***Run to CPB***							
Price: 101.500							
Yield (%)	5.04	4.97	4.77	4.65	4.50	4.06	3.58
WAL (yrs)	3.64	3.20	2.43	2.11	1.81	1.27	0.96
Start Date	07/25/05	07/25/05	07/25/05	07/25/05	07/25/05	07/25/05	07/25/05
End Date	05/25/10	05/25/10	05/25/10	05/25/10	05/25/10	05/25/10	01/25/08
Class IV-A ***Run to CPB***							
Price: 101.500							
Yield (%)	5.09	5.02	4.82	4.70	4.55	4.11	3.63
WAL (yrs)	3.64	3.19	2.43	2.11	1.81	1.27	0.96
Start Date	07/25/05	07/25/05	07/25/05	07/25/05	07/25/05	07/25/05	07/25/05
End Date	05/25/10	05/25/10	05/25/10	05/25/10	05/25/10	05/25/10	01/25/08

American Home Mortgage Investment Trust 2005-2
Mortgage Backed Notes, Series 2005-2
Publicly Offered Note Computational Materials: Term Sheet

Assumptions:	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Class M1 ***Run to 10% Optional Termination***							
Price: 100.000							
Yield (%)	3.63	3.63	3.63	3.63	3.63	3.63	3.63
WAL (yrs)	12.52	8.82	5.30	4.50	4.05	3.76	3.02
Start Date	11/25/2011	10/25/2009	8/25/2008	9/25/2008	10/25/2008	1/25/2009	6/25/2008
End Date	9/25/2023	8/25/2018	6/25/2013	12/25/2011	12/25/2010	6/25/2009	6/25/2008
Class M2 ***Run to 10% Optional Termination***							
Price: 100.000							
Yield (%)	3.66	3.66	3.66	3.66	3.66	3.66	3.66
WAL (yrs)	12.52	8.82	5.29	4.48	4.01	3.64	3.02
Start Date	11/25/2011	10/25/2009	7/25/2008	8/25/2008	9/25/2008	11/25/2008	6/25/2008
End Date	9/25/2023	8/25/2018	6/25/2013	12/25/2011	12/25/2010	6/25/2009	6/25/2008
Class M3 ***Run to 10% Optional Termination***							
Price: 100.000							
Yield (%)	3.70	3.70	3.70	3.70	3.70	3.70	3.70
WAL (yrs)	12.52	8.82	5.29	4.47	4.00	3.57	3.02
Start Date	11/25/2011	10/25/2009	7/25/2008	8/25/2008	9/25/2008	11/25/2008	6/25/2008
End Date	9/25/2023	8/25/2018	6/25/2013	12/25/2011	12/25/2010	6/25/2009	6/25/2008
Class M4 ***Run to 10% Optional Termination***							
Price: 100.000							
Yield (%)	3.80	3.80	3.80	3.80	3.80	3.80	3.80
WAL (yrs)	12.52	8.82	5.29	4.47	3.98	3.52	3.02
Start Date	11/25/2011	10/25/2009	7/25/2008	8/25/2008	8/25/2008	10/25/2008	6/25/2008
End Date	9/25/2023	8/25/2018	6/25/2013	12/25/2011	12/25/2010	6/25/2009	6/25/2008
Class M5 ***Run to 10% Optional Termination***							
Price: 100.000							
Yield (%)	4.21	4.21	4.21	4.21	4.21	4.21	4.21
WAL (yrs)	12.52	8.82	5.29	4.45	3.95	3.45	3.02
Start Date	11/25/2011	10/25/2009	7/25/2008	7/25/2008	7/25/2008	8/25/2008	6/25/2008
End Date	9/25/2023	8/25/2018	6/25/2013	12/25/2011	12/25/2010	6/25/2009	6/25/2008

Assumptions:	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Class I-A-1 ***Run to Maturity***							
Price: 100.000							
Yield (%)	3.47	3.48	3.48	3.48	3.48	3.49	3.48
WAL (yrs)	8.13	5.76	3.40	2.75	2.27	1.60	1.12
Start Date	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005
End Date	9/25/2034	1/25/2032	10/25/2023	8/25/2020	3/25/2018	11/25/2014	7/25/2012
Class I-A-2 ***Run to Maturity***							
Price: 100.000							
Yield (%)	3.52	3.52	3.53	3.53	3.53	3.53	3.52
WAL (yrs)	8.13	5.76	3.40	2.75	2.27	1.60	1.12
Start Date	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005

End Date	9/25/2034	1/25/2032	10/25/2023	8/25/2020	3/25/2018	11/25/2014	7/25/2012
Class I-A-3 ***Run to Maturity***							
Price: 100.000							
Yield (%)	3.57	3.57	3.58	3.58	3.58	3.59	3.57
WAL (yrs)	8.13	5.76	3.40	2.75	2.27	1.60	1.12
Start Date	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005
End Date	9/25/2034	1/25/2032	10/25/2023	8/25/2020	3/25/2018	11/25/2014	7/25/2012
Class II-A ***Run to Maturity***							
Price: 102.000							
Yield (%)	4.43	4.33	4.06	3.91	3.73	3.30	2.64
WAL (yrs)	7.72	5.46	3.25	2.64	2.19	1.55	1.09
Start Date	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005
End Date	5/25/2034	4/25/2031	5/25/2023	5/25/2020	1/25/2018	9/25/2014	5/25/2012
Class III-A ***Run to Maturity***							
Price: 101-16							
Yield (%)	5.08	5.02	4.86	4.75	4.62	4.29	3.81
WAL (yrs)	7.65	5.43	3.24	2.63	2.18	1.54	1.09
Start Date	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005
End Date	3/25/2034	6/25/2031	4/25/2023	4/25/2020	12/25/2017	8/25/2014	5/25/2012
Class IV-A ***Run to Maturity***							
Price: 101-16							
Yield (%)	5.11	5.05	4.90	4.79	4.67	4.34	3.86
WAL (yrs)	7.63	5.43	3.24	2.63	2.18	1.54	1.09
Start Date	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005
End Date	3/25/2034	5/25/2031	4/25/2023	4/25/2020	11/25/2017	8/25/2014	5/25/2012

Assumptions:							
	10% CPR	**15% CPR**	**25% CPR**	**30% CPR**	**35% CPR**	**45% CPR**	**55% CPR**
Class M1 ***Run to Maturity***							
Price: 100.000							
Yield (%)	3.63	3.64	3.64	3.64	3.64	3.64	3.70
WAL (yrs)	13.29	9.53	5.76	4.88	4.36	3.98	4.58
Start Date	11/25/2011	10/25/2009	8/25/2008	9/25/2008	10/25/2008	1/25/2009	8/25/2009
End Date	10/25/2030	7/25/2025	1/25/2018	10/25/2015	2/25/2014	10/25/2011	6/25/2010
Class M2 ***Run to Maturity***							
Price: 100.000							
Yield (%)	3.67	3.67	3.67	3.67	3.67	3.67	3.71
WAL (yrs)	13.24	9.47	5.71	4.83	4.29	3.84	4.07
Start Date	11/25/2011	10/25/2009	7/25/2008	8/25/2008	9/25/2008	11/25/2008	4/25/2009
End Date	12/25/2029	6/25/2024	4/25/2017	2/25/2015	7/25/2013	5/25/2011	12/25/2009
Class M3 ***Run to Maturity***							
Price: 100.000							
Yield (%)	3.71	3.71	3.71	3.71	3.71	3.71	3.75
WAL (yrs)	13.19	9.42	5.67	4.79	4.25	3.76	3.85
Start Date	11/25/2011	10/25/2009	7/25/2008	8/25/2008	9/25/2008	11/25/2008	3/25/2009
End Date	2/25/2029	8/25/2023	9/25/2016	8/25/2014	2/25/2013	1/25/2011	9/25/2009

Class M4 ***Run to Maturity***
Price: 100.000

Yield (%)	3.81	3.81	3.81	3.81	3.81	3.81	3.85
WAL (yrs)	13.13	9.36	5.63	4.76	4.20	3.69	3.70
Start Date	11/25/2011	10/25/2009	7/25/2008	8/25/2008	8/25/2008	10/25/2008	1/25/2009
End Date	7/25/2028	12/25/2022	4/25/2016	4/25/2014	11/25/2012	11/25/2010	7/25/2009

Class M5 ***Run to Maturity***
Price: 100.000

Yield (%)	4.21	4.22	4.22	4.22	4.22	4.22	4.26
WAL (yrs)	12.89	9.14	5.48	4.62	4.08	3.54	3.45
Start Date	11/25/2011	10/25/2009	7/25/2008	7/25/2008	7/25/2008	8/25/2008	9/25/2008
End Date	8/25/2027	2/25/2022	9/25/2015	10/25/2013	6/25/2012	7/25/2010	4/25/2009

(1) Assumes a Settlement Date June 17, 2005

Exhibit IV – Collateral Summary

Original Principal Balances for the Group I-IV Mortgage Loans (1)

Range of Original Mortgage Loan Original Balances ($)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
1.00 - 100,000.00	3.21%	2.34%	5.74%	0.11%
100,001.00 - 200,000.00	13.06	13.72	36.77	0.38
200,001.00 - 300,000.00	14.57	17.42	36.99	0.48
300,001.00 - 350,000.00	6.49	9.44	15.52	0.17
350,001.00 - 400,000.00	7.44	8.45	4.34	12.12
400,001.00 - 450,000.00	5.88	6.80	0.41	15.41
450,001.00 - 500,000.00	4.63	8.18	0.17	15.41
500,001.00 - 550,000.00	4.23	4.44	0.06	12.16
550,001.00 - 600,000.00	3.69	4.82	0.00	8.62
600,001.00 - 650,000.00	4.71	4.31	0.00	8.29
650,001.00 - 700,000.00	2.53	1.45	0.00	3.91
700,001.00 - 800,000.00	3.66	3.40	0.00	6.51
800,001.00 - 900,000.00	3.05	2.44	0.00	4.29
900,001.00 - 1,000,000.00	4.18	4.42	0.00	6.18
1,000,001.00 - 1,100,000.00	1.55	0.46	0.00	0.84
1,100,001.00 - 1,200,000.00	0.98	1.49	0.00	0.61
1,200,001.00 - 1,300,000.00	1.57	1.63	0.00	0.34
1,300,001.00 - 1,400,000.00	1.40	0.76	0.00	0.71
1,400,001.00 - 1,500,000.00	2.45	1.27	0.00	0.76
1,500,001.00 >=	10.72	2.76	0.00	2.70
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1)As of the Date of Origination, the average principal balance of the Mortgage Loans was approximately $ 327,265; $310,638; $187,249; $533,639 and $ 270,345 for Groups I through IV and the aggregate respectively.

Current Principal Balances for the Group I-IV Mortgage Loans (1)

Range of Current Mortgage Loan Principal Balances ($)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
1.00 - 100,000.00	3.28%	2.34%	5.74%	0.11%
100,001.00 - 200,000.00	13.00	13.72	36.79	0.38
200,001.00 - 300,000.00	14.57	17.42	36.97	0.48
300,001.00 - 350,000.00	6.49	9.44	15.52	0.17
350,001.00 - 400,000.00	7.44	8.45	4.34	12.12
400,001.00 - 450,000.00	5.88	6.80	0.41	15.41
450,001.00 - 500,000.00	4.63	8.18	0.17	15.41
500,001.00 - 550,000.00	4.23	4.44	0.06	12.16
550,001.00 - 600,000.00	3.69	4.82	0.00	8.62
600,001.00 - 650,000.00	4.71	4.31	0.00	8.29
650,001.00 - 700,000.00	2.53	1.45	0.00	3.91
700,001.00 - 800,000.00	3.66	3.40	0.00	6.51
800,001.00 - 900,000.00	3.05	2.44	0.00	4.53
900,001.00 - 1,000,000.00	4.18	4.42	0.00	6.18
1,000,001.00 - 1,100,000.00	1.55	0.46	0.00	0.84
1,100,001.00 - 1,200,000.00	0.98	1.49	0.00	0.61
1,200,001.00 - 1,300,000.00	1.57	1.63	0.00	0.34
1,300,001.00 - 1,400,000.00	1.40	0.76	0.00	0.71
1,400,001.00 - 1,500,000.00	2.45	1.27	0.00	0.76
1,500,001.00 >=	10.72	2.76	0.00	2.46
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) As of the Cut-off Date, the average principal balance of the Mortgage Loans was approximately $327,115, $ 310,627; $ 187,195, $ 532,618; and $ 270,208; for Groups I through IV and the aggregate respectively.

Mortgage Rates for the Group I-IV Mortgage Loans (1)

Range of Mortgage Rates (%)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
0.751 - 1.000	46.02%	5.22%	0.00%	0.00%
1.001 - 1.250	2.89	0.32	0.00	0.00
1.251 - 1.500	20.31	1.31	0.00	0.00
1.501 - 1.750	3.76	0.20	0.00	0.00
1.751 - 2.000	2.99	0.63	0.00	0.00
2.001 - 2.250	0.94	0.00	0.00	0.00
2.251 - 2.500	0.56	0.00	0.00	0.00
2.501 - 2.750	1.72	0.28	0.00	0.00
2.751 - 3.000	1.00	0.02	0.00	0.00
3.001 - 3.250	0.13	0.04	0.00	0.00
3.251 - 3.500	0.25	0.26	0.00	0.00
3.501 - 3.750	0.58	0.75	0.00	0.00
3.751 - 4.000	2.18	7.03	0.00	0.00
4.001 - 4.250	0.10	9.05	0.05	0.00
4.251 - 4.500	1.43	4.94	0.09	0.66
4.501 - 4.750	1.46	3.63	0.23	0.59
4.751 - 5.000	2.88	5.41	1.58	3.60
5.001 - 5.250	3.04	6.92	4.15	6.91
5.251 - 5.500	2.40	10.49	10.98	19.50
5.501 - 5.750	2.78	9.65	16.87	19.48
5.751 - 6.000	0.75	11.44	19.66	15.97
6.001 - 6.250	1.38	8.07	12.22	7.01
6.251 - 6.500	0.13	4.05	8.90	5.80
6.501 - 6.750	0.31	2.80	5.96	3.66
6.751 - 7.000	0.00	2.69	6.78	6.28
7.001 - 7.250	0.00	1.04	4.30	3.78
7.251 - 7.500	0.00	2.24	4.74	3.63
7.501 - 7.750	0.00	1.32	2.73	1.55
7.751 - 8.000	0.00	0.06	0.76	1.56
8.001 - 8.250	0.00	0.01	0.00	0.00
8.251 - 8.500	0.00	0.07	0.00	0.00
9.251 - 9.500	0.00	0.05	0.00	0.00
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) As of the Cut-off Date, the weighted average mortgage rate of the Mortgage Loans was approximately 2.017%; 5.103%; 6.164%; 5.983%; and 4.982% for Groups I through IV and the aggregate respectively.

Original Loan-to-Value Ratios for Group I-IV Mortgage Loans (1)

Range of Original Loan-To-Value Ratios (%)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
<= 30.000	0.40%	0.40%	0.16%	0.00%
30.001 - 40.000	2.31	0.50	0.36	0.14
40.001 - 50.000	3.88	1.10	1.09	2.01
50.001 - 55.000	2.82	1.26	0.98	0.93
55.001 - 60.000	3.04	3.41	1.50	2.64
60.001 - 65.000	6.37	5.19	2.88	5.73

65.001 - 70.000	13.93	27.74	24.82	16.66
70.001 - 75.000	23.94	14.11	7.18	15.18
75.001 - 80.000	35.09	43.21	55.22	54.90
80.001 - 85.000	0.39	0.26	0.47	0.00
85.001 - 90.000	2.83	1.43	2.66	1.09
90.001 - 95.000	1.82	1.25	2.66	0.67
95.001 - 100.000	3.18	0.14	0.00	0.04
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) As of the Cut-off Date, the weighted average original Loan-to-Value Ratio of the Mortgage Loans was 73.08%; 73.82%; 75.90%; 74.73%; 74.53% for Groups I through IV and the aggregate respectively.

Geographic Distribution of the Mortgaged Properties for the Group I-IV Mortgage Loans

Geographic Area	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
Alabama	0.01%	0.00%	0.02%	0.23%
Arizona	1.51	4.43	10.89	8.20
Arkansas	0.00	0.00	0.05	0.00
California	22.76	38.92	15.25	32.49
Colorado	1.73	2.60	4.19	1.68
Connecticut	2.67	0.74	0.64	0.63
Delaware	1.86	0.31	0.29	0.00
District Of Columbia	0.34	0.35	0.99	2.08
Florida	14.20	7.12	9.63	5.84
Georgia	2.38	0.87	2.02	1.78
Hawaii	0.00	0.09	0.15	0.00
Idaho	0.00	0.17	0.65	0.24
Illinois	4.44	10.53	9.72	10.96
Indiana	0.11	0.46	0.30	0.12
Iowa	0.00	0.03	0.16	0.00

Kansas	0.12	0.04	0.37	0.00
Kentucky	0.60	0.48	0.46	0.11
Louisiana	0.04	0.05	0.18	0.11
Maine	0.00	0.19	0.05	0.39
Maryland	3.24	3.28	6.07	5.39
Massachusetts	4.29	1.75	2.05	2.56
Michigan	4.09	2.10	2.56	0.63
Minnesota	0.00	0.11	0.23	0.00
Mississippi	0.00	0.00	0.01	0.00
Missouri	0.47	0.70	0.83	0.32
Montana	0.30	0.16	0.21	0.00
Nebraska	0.00	0.00	0.02	0.00
Nevada	2.43	2.63	4.93	2.22
New Hampshire	0.00	0.51	0.59	0.22
New Jersey	4.19	2.02	2.22	3.32
New Mexico	0.00	0.15	0.14	0.00
New York	5.63	2.82	1.67	2.90
North Carolina	5.68	2.15	3.10	2.04
Ohio	1.89	1.14	1.43	0.45
Oklahoma	0.00	0.00	0.09	0.14
Oregon	1.21	0.87	2.67	0.65
Pennsylvania	1.71	0.64	1.03	1.12
Rhode Island	0.10	0.41	0.41	0.13
South Carolina	2.56	1.18	1.89	0.59
South Dakota	0.00	0.02	0.10	0.14
Tennessee	0.58	0.26	0.61	0.15
Texas	0.64	1.70	1.09	0.52
Utah	1.21	0.66	1.38	0.14
Vermont	0.00	0.00	0.10	0.00
Virginia	6.70	5.43	5.84	10.52
Washington	0.27	1.68	2.43	0.74
West Virginia	0.00	0.01	0.09	0.12
Wisconsin	0.03	0.22	0.08	0.00
Wyoming	0.00	0.00	0.10	0.12
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**

Mortgagors' FICO Credit Scores for the Group I-IV Mortgage Loans (1)

Range of FICO Credit Scores	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
<= 0	0.18%	0.04%	0.03%	0.00%
501 - 525	0.28	0.00	0.00	0.00
526 - 550	0.05	0.00	0.00	0.04
551 - 575	0.03	0.05	0.05	0.00
576 - 600	0.25	0.11	0.00	0.00
601 - 625	2.52	0.72	1.52	0.88
626 - 650	9.81	4.55	5.89	5.74
651 - 675	13.45	10.96	12.46	10.55
676 - 700	18.23	20.77	19.12	19.34
701 - 725	18.44	20.22	19.84	20.11
726 - 750	14.67	18.25	16.21	14.93
751 - 775	13.31	14.73	15.02	15.24
776 - 800	6.95	7.56	8.10	10.89
801 - 825	1.81	2.05	1.75	2.28
Total:	100.00%	100.00%	100.00%	100.00%

(1) As of the Cut-off Date, the weighted average FICO Credit Score of the Mortgage Loans was approximately 708; 718; 715; 719; and 715 for Groups I through IV and the aggregate respectively.

Types of Mortgaged Properties for the Group I-IV Mortgage Loans

Property Type	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
SF	64.33%	59.85%	48.25%	54.39%
PUD	19.77	23.58	28.67	31.76
C	11.68	11.26	15.69	9.69
2-4 Family	3.78	5.27	7.22	3.69
Co-op Property	0.43	0.04	0.16	0.47
Total:	100.00%	100.00%	100.00%	100.00%

Occupancy Types for the Group I-IV Mortgage Loans

Occupancy Types	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
Primary Home	75.67%	81.65%	72.89%	88.22%
Investment	12.15	13.66	22.88	5.87
Second Home	12.18	4.69	4.23	5.91
Total:	100.00%	100.00%	100.00%	100.00%

Loan Purpose of the Group I-IV Mortgage Loans

Loan Purpose	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
Purchase	38.65%	62.22%	70.47%	65.40%
Cash out Refinance	48.23	24.76	21.06	25.44
Term Refinance	13.12	13.02	8.48	9.16
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**

Documentation Programs of the Group I-IV Mortgage Loans

Documentation Programs of the Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
Stated Income/Stated Assets	53.43%	40.39%	28.07%	27.95%
Income/ Asset	35.84	35.30	40.97	55.11
No Income/ No Asset	0.00	11.49	17.61	11.01
No Income/ Asset	0.00	8.03	8.75	3.54
Stated Income/ No Asset	10.72	4.60	4.26	2.40
Income / No Asset	0.00	0.19	0.35	0.00
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**

Original Term to Maturity for the Group I-IV Mortgage Loans (1)

Original Term to Maturity in months	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
360	87.89%	99.89%	100.00%	100.00%
480	12.11	0.11	0.00	0.00
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) As of the Cut-off Date, the weighted average original stated term to maturity of the Mortgage Loans was approximately 375 months; 360 months; 360 months; 360 months; and 363 months for Groups I through IV and the aggregate respectively.

Remaining Terms to Stated Maturity for the Group I-IV Mortgage Loans (1

Range of Remaining Terms to Maturity in months	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
300 - 359	59.89%	68.35%	67.39%	63.83%
360 - 360	28.00	31.53	32.61	36.17
361 >=	12.11	0.11	0.00	0.00
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) As of the Cut-off Date, the weighted average remaining stated term to maturity of the Mortgage Loans was approximately 374 months; 359 months; 359 months; 359 months; and 362 months for Groups I through IV and the aggregate respectively.

Index of the Group I-IV Mortgage Loans

Index	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
1 Year Libor (WSJ/1 Mo Lead)	0.00%	55.73%	32.76%	65.99%
6 Month Libor (Wall St)	0.00	28.87	67.24	33.97
1 Year CMT (Moving Mos Avg)	99.97	8.50	0.00	0.00
1 Month Libor	0.00	6.90	0.00	0.00
1 Year CMT (Monthly)	0.03	0.00	0.00	0.00
1 Year CMT (Weekly)	0.00	0.00	0.00	0.04
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**

Range of Months to Roll for the Group I-IV Mortgage Loans

Range of Months to Roll	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
0 - 3	97.42%	15.40%	0.00%	0.00%
4 - 6	1.17	0.45	0.00	0.00
7 - 9	0.00	0.02	0.00	0.00
10 - 12	1.41	41.21	0.00	0.11
13 - 15	0.00	0.11	0.00	0.00
19 - 21	0.00	0.13	0.00	0.00
22 - 24	0.00	17.13	0.00	0.00
25 - 27	0.00	0.04	0.00	0.00
31 - 33	0.00	0.09	0.00	0.16
34 - 36	0.00	25.41	0.00	0.00
52 - 54	0.00	0.00	0.04	0.24
55 - 57	0.00	0.00	0.60	0.03
58 - 60	0.00	0.02	99.36	99.46
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) As of the Cut-off Date, the weighted average months to roll of the Mortgage Loans was approximately 1 month; 18 months; 59 months; 59 months; and 35 months for Groups I through IV and the aggregate respectively.

Range of Maximum Mortgage Rates (%)for the Group I-IV Mortgage Loans (1)

Range of Maximum Mortgage Rates (%)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
<= 9.750	0.00%	0.47%	0.38%	1.25%
9.751 - 10.000	81.80	7.29	1.58	3.60
10.001 - 10.250	0.00	0.55	4.15	6.91
10.251 - 10.500	12.32	3.95	10.96	19.50
10.501 - 10.750	5.88	3.73	16.84	19.48
10.751 - 11.000	0.00	29.49	19.64	15.86
11.001 - 11.250	0.00	8.56	12.17	7.01
11.251 - 11.500	0.00	11.69	8.91	5.80
11.501 - 11.750	0.00	9.27	5.96	3.66
11.751 - 12.000	0.00	15.20	6.80	6.39
12.001 - 12.250	0.00	5.61	4.35	3.78
12.251 - 12.500	0.00	2.51	4.78	3.63
12.501 - 12.750	0.00	1.32	2.73	1.55
12.751 - 13.000	0.00	0.17	0.76	1.56
13.001 - 13.250	0.00	0.02	0.00	0.00
13.251 - 13.500	0.00	0.07	0.00	0.00
13.501 - 13.750	0.00	0.06	0.00	0.00
14.001 >=	0.00	0.05	0.00	0.00
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) As of the Cut-off Date, the non-zero weighted average Maximum Mortgage Rate of the Mortgage Loans was approximately 10.035%; 11.285%; 11.166 %; 10.984 %; and 10.942% for Groups I through IV and the aggregate respectively.

Initial Periodic Rate Caps (%) for the Group I-IV Mortgage Loans (1)

Initial Periodic Rate Caps (%)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
0	100.00%	15.60%	0.00%	0.00%
1	0.00	0.25	0.00	0.00
2	0.00	55.73	0.00	0.11
3	0.00	28.40	0.15	0.00
5	0.00	0.02	99.85	99.89
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) As of the Cut-off Date, the non-zero weighted average Initial Periodic Rate Cap of the Mortgage Loans was approximately 0.000%; 2.334%; 4.997 %; 4.997%; and 4.117% for Groups I through IV and the aggregate respectively.

Subsequent Periodic Rate Caps (%) for the Group I-IV Mortgage Loans (1)

Subsequent Periodic Rate Caps (%)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
0	100.00%	15.60%	0.00%	0.00%
1	0.00	28.67	67.24	33.97
2	0.00	55.73	32.76	66.03
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) As of the Cut-off Date, the non zero weighted average subsequent Periodic Rate Cap of the Mortgage Loans was approximately 0.000 %; 1.660%; 1.328%; 1.660%; and 1.508% for Groups I through IV and the aggregate respectively.

Range of Gross Margins (%) for the Group I-IV Mortgage Loans (1)

Range of Gross Margins (%)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
1.501 - 1.750	0.00%	0.16%	0.00%	0.00%
1.751 - 2.000	0.00	0.14	0.00	0.00
2.001 - 2.250	1.30	69.38	62.19	78.23
2.251 - 2.500	4.27	2.27	6.35	1.13
2.501 - 2.750	14.88	3.25	0.09	1.46
2.751 - 3.000	33.22	4.58	0.11	0.00
3.001 - 3.250	12.91	1.89	0.15	0.17
3.251 - 3.500	9.53	1.62	0.05	0.00
3.501 - 3.750	13.95	1.51	0.05	0.00
3.751 - 4.000	6.81	1.28	0.00	0.00
4.001 - 4.250	1.59	0.36	0.00	0.00
4.251 - 4.500	0.76	0.57	0.00	0.00
4.501 - 4.750	0.42	0.10	0.00	0.00
4.751 - 5.000	0.33	12.60	31.01	18.90
5.001 - 5.250	0.00	0.08	0.00	0.00
5.251 - 5.500	0.03	0.03	0.00	0.00
5.501 - 5.750	0.00	0.13	0.00	0.00
5.751 - 6.000	0.00	0.01	0.00	0.11
6.001 >=	0.00	0.02	0.01	0.00
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) As of the Cut-off Date, the weighted average gross margin of the Mortgage Loans was approximately 3.107 %; 2.751%; 3.123%; 2.784% and 2.956% for Groups I through IV and the aggregate respectively.

Prepayment Penalty of the Group I-IV Mortgage Loans

Prepayment Penalty Term of the Mortgage Loans (yrs.)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
0	48.11%	93.30%	94.30%	96.98
0.5	0.12	0.00	0.00	0.00
1	29.55	3.01	0.11	0.33
2	0.00	2.91	5.47	1.43
3	22.21	0.71	0.12	0.00
5	0.00	0.07	0.00	1.25
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**

Loan Product of the Group I-IV Mortgage Loans (1)

Loan Product of the Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
5/25 ARM (Libor)	0.00%	0.00%	67.24%	33.97%
5/1 ARM	0.00	0.00	32.76	66.03
MTA	100.00	0.00	0.00	0.00
1 Year ARM	0.00	41.00	0.00	0.00
2/28 ARM (Libor)	0.00	17.42	0.00	0.00
1 Month Libor ARM	0.00	15.58	0.00	0.00

3/1 ARM	0.00	14.55	0.00	0.00
3/27 ARM (Libor)	0.00	11.00	0.00	0.00
6 Month Libor ARM	0.00	0.45	0.00	0.00
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**

Interest Only Terms

Interest Only Terms	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
0	100.00%	8.33%	10.60%	9.78%
36	0.00	13.59	0.00	0.00
60	0.00	49.86	89.40	90.22
120	0.00	28.22	0.00	0.00
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**

Contact Information

UBS Securities LLC	
MBS Trading and Structuring	
Brian Bowes	(212) -713-2860
Margarita Genis	(212) 713-2860
Asset - Backed Finance	
Steve Warjanka	(212) 713-2466

TERM SHEET & COMPUTATIONAL MATERIALS

AMERICAN HOME MORTGAGE

American Home Mortgage Investment Trust 2005-2

$[251,000,000] (Approximate) HELOC Notes

American Home Mortgage Securities LLC

(Depositor)

GMAC Mortgage Corporation

(HELOC Back-up Servicer)

American Home Mortgage Servicing, Inc.

(Servicer)

Financial Guaranty Insurance Company

(Credit Enhancer)

American Home Mortgage Investment Trust 2005-2

To 10% Optional Termination [2]								
Class	Approx. Size [1]	Type	BMark	Est. WAL (yrs)	Est. Prin. Window (mos)	Expected Final Maturity [3]	Stated Final Maturity [4]	Expected Ratings (S&P/Moody's)
VI-A	$251,000,000	FLT	1mo LIBOR	1.53	1 - 48	6/25/2009	8/25/2035	AAA/Aaa

To Maturity								
Class	Approx. Size [1]	Type	BMark	Est. WAL (yrs)	Est. Prin. Window (mos)	Expected Final Maturity [3]	Stated Final Maturity [4]	Expected Ratings (S&P/Moody's)
VI-A	$251,000,000	FLT	1mo LIBOR	1.67	1 - 110	8/25/2014	8/25/2035	AAA/Aaa

Prepayment Rate / Draw Rate	
HELOCs	50% CPR / 10% CDR

(1) *Notes are subject to a variance of +/- 10%.*

(2) *The Servicer may exercise its right to purchase the HELOCs on any Payment Date on or after the first Payment Date on which the principal balance of the Class VI-A Notes declines to 10% or less of the principal balance of the Class VI-A Notes as of the Closing Date.*

(3) *Upon notice to the Credit Enhancer and subject to the conditions of the sale and servicing agreement, on any Payment Date, the mortgage loan transferor may, but shall not be obligated to, remove from the trust a portion of the HELOCs without notice to the noteholders. Upon any such removal, the transferor interest will be reduced by an amount equal to the aggregate principal balances of the HELOCs removed. Such removal may have the effect of reducing principal collections available to the Class VI-A Notes, thereby extending the expected maturity of the Class VI-A Notes.*

(4) *The Stated Final Maturity Date with respect to the Class VI-A Notes is the date on which the Insurer guarantees payment equal to the aggregate outstanding Class VI-A Notes principal balance.*

* *The Trust will issue one class of AAA/Aaa rated notes (the "HELOC Notes" for the purposes of this term sheet, the "Class VI-A Notes" or the "Notes") secured principally by home equity lines of credit (the "HELOCs" or the "Group VI-A Mortgage Loans"). In addition to the HELOCs conveyed to the trust on the Closing Date, the property of the trust will include cash on deposit in certain accounts, including the pre-funding account and other collections on the HELOCs.*

UBS Investment Bank

Weighted Average Life (1) and Maturity
Sensitivity of the Notes to Payments and Draws

Class VI-A Notes

(Assumes 10% Optional Termination)

Prepayment Speeds (expressed as %CPR for HELOCs)

(1) The weighted average life of each of the Notes is determined by (i) multiplying the amount of each principal payment by the number of years from the date of issuance to the related Payment Date, (ii) adding the results, and (iii) dividing the sum by the original Class VI-A Note Principal Balance.

CPR %	40%			45%			50%			55%			60%		
Draw %	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity
0%	1.73	1 - 54	12/25/2009	1.48	1 - 46	4/25/2009	1.28	1 - 40	10/25/2008	1.12	1 - 35	5/25/2008	0.96	1 - 28	10/25/2007
5%	1.93	1 - 60	6/25/2010	1.63	1 - 51	9/25/2009	1.40	1 - 44	2/25/2009	1.20	1 - 38	8/25/2008	1.01	1 - 29	11/25/2007
10%	2.19	1 - 68	2/25/2011	1.81	1 - 56	2/25/2010	**1.53**	**1 - 48**	**6/25/2009**	1.30	1 - 41	11/25/2008	1.08	1 - 31	1/25/2008
15%	2.55	1 - 80	2/25/2012	2.05	1 - 64	10/25/2010	1.70	1 - 53	11/25/2009	1.42	1 - 44	2/25/2009	1.20	1 - 38	8/25/2008
20%	3.09	1 - 97	7/25/2013	2.39	1 - 75	9/25/2011	1.92	1 - 60	6/25/2010	1.57	1 - 49	7/25/2009	1.31	1 - 41	11/25/2008

UBS Investment Bank

Weighted Average Life (1) and Maturity
Sensitivity of the Notes to Payments and Draws (continued)

Class VI-A Notes

(Assumes No Optional Termination)

Prepayment Speeds (expressed as %CPR for HELOCs)

(1) The weighted average life of each of the Notes is determined by (i) multiplying the amount of each principal payment by the number of years from the date of issuance to the related Payment Date, (ii) adding the results, and (iii) dividing the sum by the original Class VI-A Note Principal Balance.

CPR %	40%			45%			50%			55%			60%		
Draw %	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity
0%	1.90	1 - 124	10/25/2015	1.62	1 - 107	5/25/2014	1.40	1 - 92	2/25/2013	1.22	1 - 80	2/25/2012	1.06	1 - 70	4/25/2011
5%	2.11	1 - 135	9/25/2016	1.78	1 - 117	3/25/2015	1.52	1 - 100	10/25/2013	1.31	1 - 86	8/25/2012	1.13	1 - 74	8/25/2011
10%	2.39	1 - 146	8/25/2017	1.98	1 - 127	1/25/2016	**1.67**	**1 - 110**	**8/25/2014**	1.42	1 - 93	3/25/2013	1.21	1 - 80	2/25/2012
15%	2.77	1 - 158	8/25/2018	2.24	1 - 138	12/25/2016	1.85	1 - 121	7/25/2015	1.55	1 - 102	12/25/2013	1.31	1 - 86	8/25/2012
20%	3.30	1 - 170	8/25/2019	2.60	1 - 149	11/25/2017	2.09	1 - 131	5/25/2016	1.72	1 - 113	11/25/2014	1.43	1 - 94	4/25/2013

Preliminary Summary of Terms	
Trust:	American Home Mortgage Investment Trust 2005-2
	The Trust will issue one class of AAA/Aaa rated notes (the "HELOC Notes" for the purposes of this term sheet, the "Class VI-A Notes" or the "Notes") secured principally by home equity lines of credit (the "HELOCs" or the "Group VI-A Mortgage Loans"). In addition to the HELOCs conveyed to the trust on the Closing Date, the property of the trust will include cash on deposit in certain accounts, including the pre-funding account and other collections on the HELOCs.
Depositor:	American Home Mortgage Securities LLC.
Seller:	American Home Mortgage Acceptance, Inc.
HELOC Servicer:	American Home Mortgage Servicing, Inc. (servicing operations are expected to move from Maryland to Texas by July 31, 2005).
HELOC Back-up Servicer:	GMAC Mortgage Corporation.
Indenture Trustee:	Deutsche Bank National Trust Company.
Owner Trustee:	Wilmington Trust Company.
Credit Enhancer:	Financial Guaranty Insurance Company ("FGIC", or the "Credit Enhancer").
Securities Administrator:	Wells Fargo Bank, N.A.
Rating Agencies:	Standard & Poor's and Moody's Investors Service.
Lead Manager:	Lehman Brothers Inc.
Co-managers:	Bear, Stearns & Co. Inc., UBS Securities (or UBS Investment Bank), Greenwich Capital Markets, Inc. and Goldman, Sachs & Co.
Expected Pricing Date:	The week of June 13, 2005.
Expected Closing Date:	On or about June [22], 2005.
Payment Date:	25th of each month, or the next succeeding Business Day, commencing July 2005.
Cut-Off Date:	End of Business June 6, 2005 (For modeling purposes, end of business May 31st was assumed).
Statistical Calculation Date:	End of Business May 25, 2005
Delay Days:	0 days
Day Count:	Actual/360
Accrual Period:	The Accrual Period with respect to the Class VI-A Notes for a given Payment Date will be the period beginning with the previous Payment Date (or, in the case of the first Payment

Date, the Closing Date) and ending on the day prior to such Payment Date.

Preliminary Summary of Terms	
Due Period:	With respect to any Payment Date (except the first Payment Date), it is the one-month period beginning on the 11th day of the calendar month immediately preceding the month in which such Payment Date occurs and ending on the 10th day of the month in which such Payment Date occurs. The first Due Period will be from the end of business June 6, 2005 through July 10, 2005. (For modeling purposes, the Due Period is assumed to be the calendar month prior to the related Payment Date).
Pre-Funding:	On the Closing Date, approximately $[63,387,500.00] will be deposited into the Group VI-A Pre-Funding Account but in no case more than 25% of the related total mortgage loan group, and thereafter used to purchase additional related HELOCs during the period ending no later than [July 31, 2005] (the "Pre-Funding Period"). HELOCs sold to the trust after the Closing Date will conform to subsequent loan criteria. Amounts on deposit in the Group VI-A Pre-Funding Account will be invested in permitted investments as specified in the Indenture. Any balance remaining in the Class VI-A Pre-Funding Account at the end of the Pre-Funding Period will be distributed as principal to the Class VI-A Notes.
Interest Coverage Account:	On the Closing Date cash of approximately $[612,428.90] will be deposited into the Group VI-A Interest Coverage Account. Monies in the Group VI-A Interest Coverage Account will be available to supplement interest collections in respect of the HELOCs. The initial amount in the Interest Coverage Account will be approximately equal to the product of 2 months of interest based on the net coupon of the initial HELOC loans and the Pre-Funded Amount.
Credit Enhancement:	The Class VI-A Notes have the following forms of credit support: (i) Excess Spread; (ii) Overcollateralization (approximately 1.01% initial and 3.65% target); and (iii) the Credit Enhancer will unconditionally guarantee timely payments of interest on the Class VI-A Notes. The Credit Enhancer will guarantee payment of principal as described below ("Guaranteed Principal Distribution Amount").
Optional Termination:	The holder of the Trust Certificates may exercise its right to purchase the HELOCs on any Payment Date on or after the Payment Date on which the principal balance of the Notes declines to 10% or less of the principal balance of the Notes as of the Closing Date.

Preliminary Summary of Terms	
Clearing:	DTC, Euroclear or Clearstream.
Denomination:	Minimum $25,000; increments of $1,000.
Prepayment Assumption:	50% CPR, 10% Draw Rate on the mortgage loans.
SMMEA Eligibility:	The Class VI-A Notes will **not** constitute "mortgage related securities" for purposes of SMMEA.
ERISA Eligibility:	The Offered Notes generally may be purchased by, on behalf of, or with plan assets of, a Plan, if a prohibited transaction class exemption, based on the identity of the fiduciary making the decision to acquire such Offered Notes on behalf of the Plan or the source of funds for such acquisition, is applicable to the acquisition, holding and transfer of the Offered Notes.
Federal Tax Status:	It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes and that the Issuer will not be treated as a taxable mortgage pool.
Servicing Advances:	All reasonable and customary "out of pocket" costs and expenses incurred in the performance by the HELOC Servicer or HELOC Back-up Servicer of its servicing obligations, including, but not limited to, the cost of (i) the preservation, restoration and protection of the mortgaged property, (ii) any enforcement or judicial proceedings, including foreclosures, (iii) the management and liquidation of the REO Property, including reasonable fees paid to any independent contractor in connection therewith, and (iv) compliance with various other obligations as specified in the HELOC Servicing Agreement or HELOC Back-up Servicing Agreement.
Interest Advances:	The HELOC Servicer will not advance delinquent payments of principal or interest.

Preliminary Summary of Terms

Interest Distributions:	On each Payment Date, Floating Allocation Percentage of Interest Collections (reduced by the servicing fee and any unreimbursed nonrecoverable servicing advances previously made) will be distributed in the following priority: (1) to the Credit Enhancer to pay the premium on the Credit Enhancer's Policy; (2) to pay accrued and any overdue interest on the Class VI-A Notes accrued at a rate that is not higher than the Maximum Rate on the Class VI-A Notes; (3) to the noteholders, to cover any current or previous Investor Charge-Off Amounts not already reimbursed; (4) to the Credit Enhancer, as reimbursement for prior draws made under the Credit Enhancer's Policy; (5) to the noteholders, as a payment of principal, the amount necessary to build the Overcollateralization as specified by the Indenture; (6) to the Credit Enhancer, any other amounts owed to the Credit Enhancer pursuant to the Insurance Agreement; (7) to pay the Basis Risk Shortfall Carry-Forward Amount; (8) to the Indenture Trustee for certain capped expenses; and (9) any remaining amounts, to the owner of the Transferor Interest.
Interest Collections:	For each Payment Date, scheduled interest due during the related Due Period on the HELOCs and allocated to interest in accordance with the terms of the related credit line agreements together with the interest portion of any purchase price and substitution adjustment amount paid during the related Due Period and any net recoveries on HELOCs that were previously charged-off HELOCs less foreclosure profits.
Class VI-A Note Rate:	For the Class VI-A Notes, the least of (x) 1 Month LIBOR + [__]%, (y) the Net WAC Cap and (z) the Maximum Rate.

Preliminary Summary of Terms	
Maximum Rate:	For any Payment Date is equal to the weighted average of the maximum mortgage loan rates, minus (i) the servicing fee rate, (ii) the rate at which the indenture trustee's fees are calculated and (iii) the per annum premium on the Credit Enhancer's Policy expressed in dollars divided by the current principal balance of the HELOCs, for each mortgage loan, weighted on the basis of the related principal balance of each mortgage loan on the first day of the related Due Period.
Net WAC Cap:	For any Payment Date is equal to the weighted average current loan rate minus (i) the servicing fee rate, (ii) the rate at which the indenture trustee's fees are calculated and (iii) the per annum premium on the Credit Enhancer's Policy expressed in dollars divided by the current principal balance of the HELOCs, for each mortgage loan, weighted on the basis of the related principal balance of each mortgage loan on the first day of the related Due Period.
Basis Risk Shortfall Carry-Forward Amount ("Catch-Up Feature"):	If the Class VI-A Note Rate is limited to the Net WAC Cap, any interest which would have accrued at the excess of (a) the lesser of (i) LIBOR + [__]% and (ii) the Maximum Rate over (b) the Net WAC Cap will be payable on the next Payment Date together with accrued interest at the lesser of (i) LIBOR + [__]% and (ii) the Maximum Rate to the extent of available funds thereof.
Group VI-A Excess Interest:	The Interest Collections on the HELOCs that are allocated to the Notes in excess of the amount of interest due and payable on the Class VI-A Notes.
Overcollateralization ("OC"):	A portion of Group VI-A Excess Interest will be applied as payments of principal on the Class VI-A Notes to the extent required to reach the OC Target. This will result in an acceleration of principal payments on the Class VI-A Notes relative to the amortization of the HELOCs, thereby creating OC for the Class VI-A Notes. Once the required level of OC is reached, the application of the Group VI-A Excess Interest will cease, until it is again needed to maintain the required level of OC.
OC Reduction Amount:	With respect to Loan Group VI-A and any Payment Date, the lesser of (x) the related Excess OC Amount for such Payment Date and (y) the Investor Principal Distribution Amount for such Payment Date (before taking into account the related OC Reduction Amount).
Excess OC Amount:	For any Payment Date, the amount by which the related OC Amount, assuming the full Investor Principal Distribution Amount was paid on the Class VI-A Notes for such Payment Date, exceeds the related OC Target amount; provided, however, that following the occurrence of a Rapid Amortization Event the Excess OC Amount shall be zero.
Initial OC:	1.01% of the initial HELOC balance.
OC Target:	3.65% of the initial HELOC balance.
OC Release:	Beginning with the Payment Date in January 2008 (the 31st Distribution Date or the "Step-Down Date"), the Overcollateralization amount is allowed to step down to 7.30% of the current Invested Amount, subject to certain stepdown tests; provided that in no event will the OC be less than the OC Floor.

Preliminary Summary of Terms

OC Floor:	0.50% of the initial HELOC balance, plus the pre-funded amount.
Investor Principal Distribution Amount:	On each Payment Date, Principal Collections will be distributed in the following priority: For any Due Period during the *Managed Amortization Period*, holders of the Class VI-A Notes will receive aggregate principal collections on the HELOCs allocable to such period less aggregate draws on such HELOCs allocable to such period. For any Due Period during the *Rapid Amortization Period*, holders of the Class VI-A Notes will receive all principal collections on the HELOCs until the Class VI-A Notes are paid in full. In each case such amount will be reduced by the OC Reduction Amount.
Principal Collections:	Amounts collected during the related Due Period on the HELOCs and allocated to principal in accordance with the terms of the related credit line agreement together with the principal portion of any purchase price or any substitution adjustment amounts paid during the preceding Due Period and any Group VI-A pre-funded amount to be distributed to the Class VI-A Noteholders pursuant to the Indenture.
Managed Amortization Period:	The period from the Cut-off Date to the earlier of (a) the Payment Date in June 2015 (120th Payment Date) and (b) the occurrence of a Rapid Amortization Event.
Rapid Amortization Period:	Begins on the earlier of Payment Date in July 2015 (121st Payment Date) or the occurrence of a Rapid Amortization Event.
Guaranteed Principal Distribution Amount:	With respect to any Payment Date other than the Payment Date in August 2035, FGIC will guarantee a payment equal to the amount, if any, by which (a) the Class VI-A Note principal balance (after giving effect to all payments of principal on the Class VI-A Notes on such Payment Date, but without giving effect to payments under the FGIC policy to be made on such Payment Date) exceeds (b) the Invested Amount as of the end of the related Due Period. With respect to the Payment Date in August 2035, FGIC will guarantee a payment equal to the outstanding Class VI-A Note principal balance.
Invested Amount:	With respect to any Payment Date is the Invested Amount on the Closing Date reduced by (i) the aggregate amount of Investor Principal Distribution Amounts (before taking into account OC Reduction Amounts) as of the end of the previous Due Period and on the related Payment Date and (ii) the aggregate of Investor Charge-Off Amounts since the Cut-Off Date, including the Investor Charge-Off Amount for such Payment Date. The Invested Amount on the Closing Date will be approximately $[253,550,000.00].
Transferor Interest:	This amount represents a pari passu interest in the assets of the Trust equal to the cumulative amount of draws on the HELOCs since the beginning of the Rapid Amortization Period. The Transferor Interest is calculated as the outstanding pool balance at the end of the previous Due Period minus the Invested Amount.

Preliminary Summary of Terms	
Floating Allocation Percentage:	With respect to any Payment Date, the percentage equivalent of a fraction with a numerator equal to the Invested Amount at the end of the previous Due Period and a denominator equal to the pool balance at the end of the previous Due Period (in the case of the first Payment Date, the Invested Amount as of the Closing Date), provided such percentage shall not be greater than 100%.
Investor Charge-Off Amounts:	For a given Payment Date, the amount of charge-offs incurred during related Due Period multiplied by the Floating Allocation Percentage.
Removal of Accounts:	Upon notice to the Credit Enhancer and subject to the conditions of the Indenture and HELOC Servicing Agreement, on any Payment Date, the mortgage loan seller may, but shall not be obligated to, remove from the trust a portion of the HELOCs without notice to the noteholders. The mortgage loan seller will randomly select the HELOCs to be removed. HELOCs to be removed will only be removed upon satisfaction of conditions specified in the Indenture and HELOC Servicing Agreement, including: • the mortgage loan seller representing and warranting that no selection criteria which are adverse to the interests of the noteholders or the Credit Enhancer were used in selecting the HELOCs to be removed; and • no Rapid Amortization Event has occurred or will occur as a result of the removal. Upon any such removal, the Transferor Interest will be reduced by an amount equal to the aggregate principal balances of the HELOCs removed. Such removal may have the effect of reducing principal collections available to the Class VI-A Notes, thereby extending the expected maturity of the Class VI-A Notes.
Rapid Amortization Event:	A Rapid Amortization Event will be deemed to have occurred if any of the following occurs: • Interest Collections or Principal Collections for any Payment Date are not enough to make any payment of principal or interest in each case that is due on the Class VI-A Notes, and such failure continues for a period of five Business Days; • A declaration of bankruptcy or insolvency by any of the Trust, the Depositor or the Servicer; • The Trust becomes subject to the Investment Company Act of 1940; or • Failure on the part of the Trust, the Depositor, the Seller or the HELOC Servicer or HELOC Back-up Servicer to perform any of its other material obligations under the HELOC Servicing Agreement or HELOC Back-up Servicing Agreement, the Trust Agreement and the Indenture. • A draw on the Policy is unreimbursed for 90 days; or • The occurrence of a Servicer Termination Event.

Preliminary Summary of Terms
Subsequent Mortgage Loan Criteria - HELOCs

The option of the seller to sell additional HELOCs to the underlying trust is subject to the following requirements in addition to other requirements set forth in the Indenture and HELOC Servicing Agreement:

- the additional HELOCs may not be 30 or more days delinquent as of the date they are transferred to the underlying trust;
- the remaining term to stated maturity of each additional HELOC will not exceed 300 months;
- the additional HELOCs will be secured by a mortgage in a first or second lien position;
- the additional HELOCs will have a fully-indexed margin between -0.000% and 7.000%;
- each additional HELOC will have a credit limit < $550,000;
- each additional HELOC will have a combined loan-to-value ratio less than equal to 101%;
- each additional HELOC will have a Utilization less than or equal to 101%;
- each additional HELOC will have a credit score greater than or equal to 600; and
- no additional HELOC will provide for negative amortization;
- Each additional HELOC will be underwritten substantially in accordance with the criteria set forth under "Description of the Mortgage Loans-Underwriting Standards" in the prospectus supplement;

Such pool of additional HELOCs subsequently transferred will have the following characteristics:

- a weighted average fully-indexed margin of at least 1.51%;
- a weighted average combined loan-to-value ratio of no more than 92%;
- a weighted average credit score of 723 or greater;
- at least 60% of the HELOCs in the pool will be secured by a single family residence;
- at least 95% of the HELOC in the pool will be secured by an owner-occupied property;
- no more than 28% of the pool will have a loan purpose of cash-out refinance;
- Cash-out refinance loans will have a maximum weighted average CLTV of 85%;
- no more than 7% of the pool will have a FICO score less than 660;
- no less than 70% of the pool will have "full documentation";
- no more than 29% of the pool will be in the state of California; and
- no more than 10% of the pool will be in any one state other than California.

Collateral Summary

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 25, 2005 (Statistical Calculation Date)

Total Number of Loans		2,475
Total Outstanding Loan Balance		$ 155,451,000.05
Average Drawn Balance		$ 62,808.48
Average Credit Limit		$ 66,610.56
Average Credit Limit Utilization Rate		94.29 %
Current WA Coupon		5.635 %
WA Margin (fully indexed)		1.448 %
WA Seasoning (months)		2 months
WA Remaining Term (months)		298 months
WA Remaining Draw Term (months)		118 months
WA CLTV		92.99 %
WA Current Credit Score		728
Lien Position (% first / % junior)		0.63%/99.37%
Property Type		
Single Family		58.75%
PUD		27.13%
Condo		13.14%
2-4 Family		0.98%
Occupancy Status		
Owner Occupied		98.45%
Non-Owner Occupied		1.20%
Investment Property		0.35%
Geographic Distribution		
other states account individually for less than 5% of pool balance	CA	29.80%
	IL	7.52%
	AZ	6.76%
	VA	6.10%
	MD	5.67%

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 25, 2005 (Statistical Calculation Date)

Principal Balances			
Range of Principal Balances ($)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
0.00 - 0.00	1	$0.00	0.00%
0.01 - 2,500.00	8	3,828.12	0.00
2,500.01 - 5,000.00	2	8,177.64	0.01
5,000.01 - 7,500.00	2	13,470.00	0.01
7,500.01 - 10,000.00	58	579,169.87	0.37
10,000.01 - 20,000.00	132	2,147,362.61	1.38
20,000.01 - 30,000.00	337	8,695,092.68	5.59
30,000.01 - 40,000.00	329	11,625,219.19	7.48
40,000.01 - 50,000.00	319	14,722,352.48	9.47
50,000.01 - 60,000.00	290	15,947,350.13	10.26
60,000.01 - 70,000.00	223	14,480,168.21	9.31
70,000.01 - 80,000.00	166	12,497,864.16	8.04
80,000.01 - 90,000.00	131	11,123,674.80	7.16
90,000.01 - 100,000.00	110	10,621,712.31	6.83
100,000.01 - 150,000.00	301	37,899,699.86	24.38
150,000.01 - 200,000.00	36	6,467,038.32	4.16
200,000.01 - 250,000.00	14	3,214,112.00	2.07
250,000.01 - 300,000.00	7	2,012,097.53	1.29
300,000.01 - 350,000.00	5	1,649,710.54	1.06
350,000.01 - 400,000.00	2	800,000.00	0.51
400,000.01 - 450,000.00	1	412,499.60	0.27
450,000.01 >=	1	530,400.00	0.34
Total:	**2,475**	**$155,451,000.05**	**100.00%**

Occupancy Type			
Occupancy	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
Primary Home	2,420	$153,044,697.83	98.45%
Second Home	41	1,867,118.22	1.20
Investment	14	539,184.00	0.35

Total:	2,475	$155,451,000.05	100.00%

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 25, 2005 (Statistical Calculation Date)

Original Combined Loan-to-Value Ratios

Range of Original Combined Loan-to-Value Ratios (%)	HELOCs	Principal Balance ($)	% of Pool Principal Balance
5.01 - 10.00	1	$55,000.00	0.04%
10.01 - 15.00	1	110,250.00	0.07
15.01 - 20.00	2	116,300.00	0.07
20.01 - 25.00	4	191,726.00	0.12
25.01 - 30.00	3	242,928.06	0.16
30.01 - 35.00	3	147,000.00	0.09
35.01 - 40.00	3	234,680.00	0.15
40.01 - 45.00	3	285,000.00	0.18
45.01 - 50.00	7	339,198.40	0.22
50.01 - 55.00	6	401,787.40	0.26
55.01 - 60.00	9	789,993.84	0.51
60.01 - 65.00	9	828,700.00	0.53
65.01 - 70.00	20	1,664,887.25	1.07
70.01 - 75.00	43	4,510,043.08	2.90
75.01 - 80.00	85	6,996,463.53	4.50
80.01 - 85.00	69	3,421,291.47	2.20
85.01 - 90.00	690	37,327,280.39	24.01
90.01 - 95.00	378	21,830,829.64	14.04
95.01 - 100.00	1,139	75,957,640.99	48.86
Total:	**2,475**	**$155,451,000.05**	**100.00%**

Loan Purpose

Purpose	HELOCs	Principal Balance ($)	% of Pool Principal Balance
Purchase	1,800	$115,577,950.78	74.35%
Cash Out Refinance	604	36,504,726.91	23.48
Rate/Term Refinance	71	3,368,322.36	2.17
Total:	**2,475**	**$155,451,000.05**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 25, 2005 (Statistical Calculation Date)

Property Type

Property Type	HELOCs	Principal Balance ($)	% of Pool Principal Balance
Single Family	1,449	$91,327,429.45	58.75%
PUD	628	42,166,585.73	27.13
Condo	376	20,431,274.92	13.14
2-4 Family	22	1,525,709.95	0.98
Total:	**2,475**	**$155,451,000.05**	**100.00%**

Geographic Distribution

State	HELOCs	Principal Balance ($)	% of Pool Principal Balance
AL	2	$179,000.00	0.12%
AZ	167	10,504,367.53	6.76
CA	556	46,318,076.93	29.80
CO	105	5,859,623.94	3.77
CT	18	1,531,605.00	0.99
DC	19	1,458,402.30	0.94
DE	13	548,693.67	0.35
FL	114	6,154,119.82	3.96
GA	51	2,574,088.51	1.66
HI	1	39,300.00	0.03
IA	17	474,072.21	0.30
ID	17	604,265.78	0.39
IL	202	11,682,386.73	7.52
IN	8	355,320.00	0.23
KS	16	740,919.16	0.48
KY	23	939,620.00	0.60
LA	2	296,000.00	0.19
MA	62	3,601,939.56	2.32
MD	150	8,820,450.43	5.67
ME	11	515,550.39	0.33
MI	63	2,359,575.93	1.52

MN	13	452,342.86	0.29

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 25, 2005 (Statistical Calculation Date)

Geographic Distribution (Cont.)

State	HELOCs	Principal Balance ($)	% of Pool Principal Balance
MT	4	325,950.00	0.21
MO	38	1,390,126.38	0.89
NC	78	3,355,714.45	2.16
NE	1	10,200.00	0.01
NH	18	852,002.05	0.55
NJ	70	5,442,129.59	3.50
NM	4	229,969.90	0.15
NV	85	5,505,939.21	3.54
NY	91	6,797,864.16	4.37
OH	59	2,289,174.27	1.47
OK	11	710,125.00	0.46
OR	47	2,514,671.53	1.62
PA	40	2,023,326.62	1.30
RI	8	426,400.00	0.27
SC	47	2,415,358.62	1.55
SD	5	226,498.29	0.15
TN	14	443,788.33	0.29
UT	32	1,306,030.68	0.84
VA	127	9,486,742.05	6.10
WA	57	3,363,808.17	2.16
WI	6	234,850.00	0.15
WV	1	33,000.00	0.02
WY	2	57,610.00	0.04
Total:	**2,475**	**$155,451,000.05**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 25, 2005 (Statistical Calculation Date)

Current Credit Scores			
FICO Score Rating	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
N/A	10	$467,250.00	0.30%
561 - 580	1	65,000.00	0.04
581 - 600	2	60,790.00	0.04
601 - 620	2	114,251.54	0.07
621 - 640	40	2,279,869.42	1.47
641 - 660	118	6,088,732.32	3.92
661 - 680	202	11,854,597.56	7.63
681 - 700	342	20,155,627.60	12.97
701 - 720	417	26,381,982.25	16.97
721 - 740	398	26,503,512.50	17.05
741 - 760	349	21,311,190.64	13.71
761 - 780	326	21,332,828.48	13.72
781 - 800	199	13,637,490.72	8.77
801 - 820	69	5,197,877.02	3.34
Total:	**2,475**	**$155,451,000.05**	**100.00%**

20

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 25, 2005 (Statistical Calculation Date)

Credit Limits

Range of Credit Limits ($)	HELOCs	Principal Balance ($)	% of Pool Principal Balance
5,000.01 - 7,500.00	1	$5,970.00	0.00%
7,500.01 - 10,000.00	15	149,937.64	0.10
10,000.01 - 20,000.00	121	1,919,789.92	1.23
20,000.01 - 30,000.00	327	8,215,730.24	5.29
30,000.01 - 40,000.00	321	11,261,402.34	7.24
40,000.01 - 50,000.00	328	14,649,594.69	9.42
50,000.01 - 60,000.00	294	15,766,234.09	10.14
60,000.01 - 70,000.00	229	14,417,099.63	9.27
70,000.01 - 80,000.00	171	12,342,940.22	7.94
80,000.01 - 90,000.00	138	11,120,506.34	7.15
90,000.01 - 100,000.00	127	11,004,974.35	7.08
100,000.01 - 150,000.00	322	38,608,958.92	24.84
150,000.01 - 200,000.00	45	7,013,862.80	4.51
200,000.01 - 250,000.00	16	3,341,949.00	2.15
250,000.01 - 300,000.00	9	2,103,939.73	1.35
300,000.01 - 350,000.00	5	1,649,710.54	1.06
350,000.01 - 400,000.00	2	800,000.00	0.51
400,000.01 - 500,000.00	2	447,999.60	0.29
500,000.01 >=	2	630,400.00	0.41
Total:	**2,475**	**$155,451,000.05**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 25, 2005 (Statistical Calculation Date)

Credit Limit Utilization Rates			
Range of Credit Limit Utilization (%)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
0.000 - 0.000	2	$2.20	0.00%
0.001 - 10.000	17	171,867.76	0.11
10.001 - 20.000	30	460,037.74	0.30
20.001 - 30.000	13	400,226.99	0.26
30.001 - 40.000	17	455,092.81	0.29
40.001 - 50.000	15	595,794.48	0.38
50.001 - 60.000	10	489,703.20	0.32
60.001 - 70.000	10	474,299.23	0.31
70.001 - 80.000	12	545,999.25	0.35
80.001 - 90.000	13	925,316.02	0.60
90.001 - 100.000	2,335	150,887,860.37	97.06
101.001 - 102.000	1	44,800.00	0.03
Total:	**2,475**	**$155,451,000.05**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 25, 2005 (Statistical Calculation Date)

Margins

Range of Margins (%)	HELOCs	Principal Balance ($)	% of Pool Principal Balance
<= -0.251	3	$349,406.85	0.22%
-0.250 - -0.001	12	831,775.01	0.54
0.000 - 0.249	61	5,085,542.58	3.27
0.250 - 0.499	100	8,976,565.01	5.77
0.500 - 0.749	208	15,755,949.67	10.14
0.750 - 0.999	208	15,399,837.23	9.91
1.000 - 1.249	285	18,840,362.12	12.12
1.250 - 1.499	278	15,854,630.99	10.20
1.500 - 1.749	312	20,209,923.52	13.00
1.750 - 1.999	198	11,105,867.10	7.14
2.000 - 2.249	200	11,189,539.17	7.20
2.250 - 2.499	221	11,663,385.07	7.50
2.500 - 2.749	156	9,672,536.17	6.22
2.750 - 2.999	73	3,635,060.15	2.34
3.000 - 3.249	49	2,116,324.94	1.36
3.250 - 3.499	46	2,047,530.70	1.32
3.500 - 3.999	50	2,304,933.77	1.48
4.000 - 4.499	10	313,980.00	0.20
4.500 - 4.999	3	73,250.00	0.05
5.000 - 5.499	1	12,000.00	0.01
5.500 - 5.999	1	12,600.00	0.01
Total:	**2,475**	**$155,451,000.05**	**100.00%**

23

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 25, 2005 (Statistical Calculation Date)

Current Loan Rates

Range of Current Loan Rates (%)	HELOCs	Principal Balance ($)	% of Pool Principal Balance
3.001 - 3.500	1	$230.87	0.00%
3.501 - 4.000	3	189,452.71	0.12
4.001 - 4.500	639	35,529,046.98	22.86
4.501 - 5.000	1,087	66,027,662.68	42.47
5.001 - 5.500	10	1,117,328.07	0.72
5.501 - 6.000	18	1,632,748.40	1.05
6.001 - 6.500	75	5,388,363.68	3.47
6.501 - 7.000	133	9,524,896.40	6.13
7.001 - 7.500	167	11,374,330.49	7.32
7.501 - 8.000	154	11,855,642.93	7.63
8.001 - 8.500	123	9,096,454.56	5.85
8.501 - 9.000	50	3,028,003.40	1.95
9.001 - 9.500	9	488,898.88	0.31
9.501 - 10.000	4	101,690.00	0.07
10.001 - 10.500	1	13,250.00	0.01
11.001 - 11.500	1	83,000.00	0.05
Total:	**2,475**	**$155,451,000.05**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 25, 2005 (Statistical Calculation Date)

Maximum Loan Rates

Maximum Loan Rates (%)	HELOCs	Principal Balance ($)	% of Pool Principal Balance
18	2,475	$155,451,000.05	100.00%
Total:	**2,475**	**$155,451,000.05**	**100.00%**

Original Term

Months	HELOCs	Principal Balance ($)	% of Pool Principal Balance
240	15	$471,629.13	0.30%
300	2,458	154,873,370.92	99.63
360	2	106,000.00	0.07
Total:	**2,475**	**$155,451,000.05**	**100.00%**

Remaining Term

Months	HELOCs	Principal Balance ($)	% of Pool Principal Balance
236 - 240	15	$471,629.13	0.30%
281 - 285	1	53,460.00	0.03
286 - 290	13	660,452.86	0.42
291 - 295	15	922,337.63	0.59
296 - 300	2,429	153,237,120.43	98.58
356 - 360	2	106,000.00	0.07
Total:	**2,475**	**$155,451,000.05**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 25, 2005 (Statistical Calculation Date)

Original Draw Period			
Months	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
120	2,475	$155,451,000.05	100.00%
Total:	**2,475**	**$155,451,000.05**	**100.00%**

Remaining Draw Period			
Months	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
101 - 105	1	$53,460.00	0.03%
106 - 110	13	660,452.86	0.42
111 - 115	17	1,082,704.59	0.70
116 - 120	2,444	153,654,382.60	98.84
Total:	**2,475**	**$155,451,000.05**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 25, 2005 (Statistical Calculation Date)

Origination Year			
Year	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
2004	26	$1,364,520.93	0.88%
2005	2,449	154,086,479.12	99.12
Total:	**2,475**	**$155,451,000.05**	**100.00%**

Lien Position			
Lien Position	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
1st Lien	12	$973,558.00	0.63%
2nd Lien	2,463	154,477,442.05	99.37
Total:	**2,475**	**$155,451,000.05**	**100.00%**

Documentation Programs			
Program	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
INCOME/ASSET	1,836	$107,858,978.40	69.38%
NO INCOME/ASSET	1	46,600.00	0.03
STATED INCOME/ASSET	635	47,320,121.65	30.44
STATED INCOME/NO ASSET	3	225,300.00	0.14
Total:	**2,475**	**$155,451,000.05**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 25, 2005 (Statistical Calculation Date)

Initial Periodic Rate Cap			
Cap	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
None	2,475	$155,451,000.05	100.00%
Total:	**2,475**	**$155,451,000.05**	**100.00%**

Subsequent Periodic Rate Cap			
Cap	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
None	2,475	$155,451,000.05	100.00%
Total:	**2,475**	**$155,451,000.05**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 25, 2005 (Statistical Calculation Date)

Index			
Index	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
Prime	2,475	$155,451,000.05	100.00%
Total:	**2,475**	**$155,451,000.05**	**100.00%**

Months to Next Rate Adjustment			
Months	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
0 - 2	2,438	$153,505,745.05	98.75%
3 - 5	37	1,945,255.00	1.25
Total:	**2,475**	**$155,451,000.05**	**100.00%**

COMPUTATIONAL MATERIALS DISCLAIMER

This report is based on information provided by American Home Mortgage. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement. Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information contained herein is preliminary as of the date hereof, supersedes information contained in any prior materials relating to these securities and is subject to change, completion, or amendment from time to time. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials"), which have been prepared by UBS Securities LLC ("UBS") in reliance upon information furnished by the Seller and Servicer. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS REPORT IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

UBS Investment Bank

Contact Information

UBS Securities LLC	
MBS Trading and Structuring	
Brian Bowes	(212) -713-2860
Margarita Genis	(212) 713-2860
Asset - Backed Finance	
Steve Warjanka	(212) 713-2466